

Notice of 2018 Annual Meeting and Proxy Statement



NOTICE OF 2018 ANNUAL MEETING OF SHAREHOLDERS

July 13, 2018

To our shareholders:

La-Z-Boy Incorporated will hold its 2018 Annual Meeting of Shareholders in the Wright Room of The Westin Detroit Metropolitan Airport, 2501 Worldgateway Place, Romulus, Michigan on Tuesday, August 28, 2018, beginning at 8:00 a.m., Eastern Daylight Time (the "Annual Meeting").

The purpose of the Annual Meeting is to:

- elect nine directors to serve for one-year terms;
- ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2019 fiscal year;
- approve, on an advisory basis, the compensation of our named executive officers; and
- transact any other business that properly comes before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on July 6, 2018, are entitled to vote at the Annual Meeting.

If you are not able to attend in person, we hope that you will vote by proxy. These proxy materials contain detailed information about the matters we are asking you to vote on. We hope you will read the materials and vote in accordance with the board of directors' recommendations. Your vote is very important to us.

BY ORDER OF THE BOARD OF DIRECTORS

R. Rand Tucker
Vice President, General Counsel and Secretary

Proxy Voting

Even if you plan to attend the Annual Meeting, please vote as soon as possible using one of the following methods:

 **Online**
www.proxyvote.com

 **By Phone**
1-800-690-6903

 **By Mail**
Completing, dating, signing and returning your proxy card

Important Notice Regarding the Availability of Proxy Materials for the 2018 Annual Meeting to be held on August 28, 2018

Our proxy statement and 2018 annual report are available online at www.proxyvote.com.

PROXY STATEMENT SUMMARY

This summary is an overview of certain information in this proxy statement. As this is only a summary, please review the complete proxy statement and annual report before you vote.

Proposals and Voting Recommendations

Proposals	Board's Voting Recommendation
1. Elect nine directors	FOR each
2. Ratify the selection of our independent registered public accounting firm	FOR
3. Advisory resolution to approve the compensation of our named executive officers	FOR

Director Nominees

Nominee	Independent	Director Since	Primary (or Former) Occupation	Committees	
Kurt Darrow		2003	Our Chairman, President and CEO		
Sarah Gallagher	✔	2016	Former President of Ralph Lauren North America e-commerce	Ⓒ	Ⓝ
Edwin Holman	✔	2010	Former CEO of Macy's Central, a division of Macy's Inc.	Ⓐ	Ⓒ
Janet Kerr	✔	2009	Vice Chancellor, Pepperdine University	Ⓒ	Ⓝ
Michael Lawton	✔	2013	Former Executive Vice President and CFO, Domino's Pizza, Inc.	Ⓐ Ⓒ	
Dr. George Levy	✔	1997	Otorhinolaryngologist	Ⓒ	Ⓝ
Alan McCollough	✔	2007	Former Chairman and CEO of Circuit City Stores, Inc.	Ⓐ L	
Lauren Peters	✔	2016	Executive Vice President and CFO of Foot Locker, Inc.	Ⓐ	Ⓝ
Dr. Nido Qubein	✔	2006	President of High Point University	Ⓒ	Ⓝ

A	Audit	**L**	Lead director
C	Compensation	●●●	Committee chair
N	Nominating & Governance		

Governance Highlights

- ✔ Annually elected directors; no classified board
- ✔ Majority voting for directors, with director resignation policy
- ✔ Lead independent director; strong lead director framework
- ✔ 89% independent board
- ✔ 100% independent committees

- ✔ One class of shares with each share entitled to one vote
- ✔ Regular executive sessions of independent directors
- ✔ Overboarding policy in place
- ✔ No poison pill in place
- ✔ Strong stock ownership guidelines
- ✔ Prohibition on hedging or pledging shares

Operations Highlights

Consolidated Five-Year Sales and Operating Margin

($ in millions)



Sales ■   Operating Margin ◼—

*   Fiscal 2016 includes 53 weeks. All other years presented include 52 weeks.

Capital Allocation: Business Investments and Returns to Shareholders

($ in millions)



■ Share Purchases   ◼ Capital Expenditures
■ Dividends   ◻ Cash used for Acquisitions

*   Fiscal 2016 includes 53 weeks. All other years presented include 52 weeks.

Profitable Growth

La-Z-Boy delivers a top-quartile furniture industry operating margin. Over the past five years, we have:

- ✔ grown sales by $310 million;
- ✔ grown operating income by $60 million; and
- ✔ generated $572 million in cash from operating activities.

Consistent Returns to Shareholders

Over the past five years:

- ✔ we have paid $86 million in dividends;
- ✔ we have spent $221 million in share purchases; and
- ✔ LZB share price has increased 66%.

Executive Compensation Highlights

Executive Compensation Approach

Our executive compensation programs are designed to:

- ✔ support business strategy;
- ✔ provide market competitive opportunities;
- ✔ pay for performance;
- ✔ reward for total shareholder return;
- ✔ require significant stock ownership; and
- ✔ manage costs.

Summary of Compensation Practices

What we do

- ✔ Pay for performance – emphasizing variable pay linked to our financial or market results
- ✔ Executive stock ownership guidelines – to align executives' interests with our shareholders' interests
- ✔ Use relative total shareholder return (TSR) in long-term performance award
- ✔ Base company contributions to executive compensation retirement plans on performance
- ✔ Mitigate undue risk with caps on potential incentive payments and a clawback policy
- ✔ Include only independent directors on the compensation committee
- ✔ Engage an independent compensation consulting firm to assist the compensation committee
- ✔ Align severance and change-in-control arrangements with market practices
- ✔ Prohibit executives from hedging and short selling of our shares

What we don't do

- ✘ We do not provide employment agreements
- ✘ We do not gross up excise taxes upon change in control
- ✘ We do not reprice options without shareholder approval
- ✘ We do not pay dividends on unearned performance shares or units
- ✘ We do not use single-trigger vesting for equity-based awards upon a change-in-control

Pay for Performance

Pay at Risk

CEO



79%
At Risk

Other Named Executive Officers (average)



66%
At Risk

TABLE OF CONTENTS

BOARD AND CORPORATE GOVERNANCE MATTERS

Proposal No. 1: Election of Directors

Shareholders will elect nine directors to serve a one-year term until our 2019 annual meeting of shareholders when their successors are elected and qualified. Our board currently has nine directors and, upon the recommendation of the nominating and governance committee, the board has nominated for re-election all the current directors:

Kurt L. Darrow	Janet E. Kerr	W. Alan McCollough
Sarah M. Gallagher	Michael T. Lawton	Lauren B. Peters
Edwin J. Holman	H. George Levy, M.D.	Dr. Nido R. Qubein

Each director nominee has consented to being named in this proxy statement and has agreed to serve if elected. If a director nominee is unable to stand for election, the board may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

In accordance with Michigan law, directors will be elected at the meeting by a plurality of votes cast from among those persons duly nominated, with separate balloting for each of the nine positions. The director nominees who receive the highest through the ninth highest number of votes will be elected, regardless of any votes that are not cast for the election of those nominees, including abstentions, broker non-votes, and withholding of authority. Under our Corporate Governance Guidelines, however, any director who does not receive a majority of the votes cast in an uncontested vote must submit his or her resignation promptly following certification of the vote. Within 90 days following certification of the vote, the board of directors, excluding the director in question, will decide whether to accept the offered resignation and the company will promptly publicly disclose the board of directors' decision. Any vacancy created by acceptance of an offered resignation could then be filled by the board of directors pursuant to our bylaws.

 **THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE NINE DIRECTOR NOMINEES.**

Director Nominee Qualifications

The board, acting through its nominating and governance committee, seeks directors who collectively possess the experience, skills, backgrounds, and qualifications necessary to effectively oversee our company in our current and evolving business circumstances. The nominating and governance committee seeks directors with established records of significant accomplishments in business and areas relevant to our strategies. In determining the slate of director nominees, the committee reviews the board's size and our current directors' qualifications. All of the director nominees bring to our board a wealth of executive leadership experience derived from their service as executives and entrepreneurs, as well as valuable board experience. The following chart summarizes each director nominee's key qualifications, experience, and skills.

Qualifications/Experience/Skills	Kurt Darrow	Sarah Gallagher	Edwin Holman	Janet Kerr	Michael Lawton	George Levy	Alan McCollough	Lauren Peters	Nido Qubein
Leadership Experience	●	●	●	●	●	●	●	●	●
Public Company Board Experience	●	●	●	●	●		●		●
Finance	●		●	●	●		●	●	●
Technology	●	●	●	●	●	●	●	●	
Global Perspective	●	●	●	●	●		●	●	●
Sourcing/Manufacturing	●	●			●		●		
Consumer Marketing	●	●	●	●	●		●	●	●
Retail	●	●	●	●	●		●	●	●

Director Nominees

Set forth below is certain information concerning our current directors, all of whom are director nominees. Unless otherwise indicated, the principal occupation of each director nominee has been the same for at least five years.

Kurt L. Darrow



Age: 63
Director since: 2003
Committee Membership:

None

Executive Roles:

- Our president and chief executive officer since 2003
- Our chairman since 2011
- Formerly president of La-Z-Boy, our largest division

Public Boards:

- CMS Energy Corp., an integrated energy company

Other Leadership Roles:

- Member of the board and the executive committee of Business Leaders for Michigan, a non-profit executive leadership organization
- Member of the ProMedica Board of Trustees and chairman of the ProMedica Monroe Regional Hospital Board of Trustees
- Former chairman of the American Home Furnishings Alliance (an industry association) and continues to serve as director emeritus on its board
- Former Trustee of Adrian College (Adrian, Michigan)

Mr. Darrow's proven leadership skills and extensive knowledge of the company and the furniture industry, developed over his many years at La-Z-Boy, qualify him to serve on our board.

 Leadership Experience
 Public Company Board Experience
 Finance
 Technology

 Global Perspective
 Sourcing/ Manufacturing
 Consumer Marketing
 Retail

Sarah M. Gallagher



Age: 66

Director since: 2016

Committee Membership:

Compensation
Nominating and Governance

Executive Roles:

- Former executive chairperson of Rebecca Taylor (women's apparel), a division of Kellwood Company, August 2014 – August 2015
- Former president of Ralph Lauren North America e-Commerce (2007 – 2013)
- Former president Ralph Lauren Media LLC (2001 – 2006)
- Senior vice president roles at Banana Republic Direct and Gap Direct (divisions of Gap, Inc., an international retailer of clothing, accessories and personal care products) (1997 – 2001)
- Senior executive positions at various retailers including Avon Products, Inc. (beauty products), Victoria's Secret Catalogue, Lord & Taylor (retail department store chain)

Public Boards:

- Abercrombie & Fitch Co., specialty retailer of casual apparel, since 2014

Other Leadership Roles:

- Executive Advisor of FitforCommerce (retail consultants) since April 2016

Ms. Gallagher's extensive retail experience with consumer-focused and fashion-orientated brands and over 15 years' involvement in e-commerce retailing to consumers qualify her to serve on our board.

 Leadership Experience

 Public Company Board Experience

 Technology

 Global Perspective

 Sourcing/ Manufacturing

 Consumer Marketing

 Retail

Edwin J. Holman



Age: 71

Director since: 2010

Committee Membership:

Compensation (Chair)
Audit

Executive Roles:

- Formerly interim chief executive officer of The Pantry, Inc. (October 2011 until March 2012)
- Formerly chairman of RGIS International (2010–2013), a portfolio company of the Blackstone Group
- Formerly chairman and chief executive officer of Macy's Central, a division of Macy's Inc. (an operator of department stores)
- Formerly president and CEO Galyans Trading Company, a publicly traded sporting goods chain
- Formerly senior executive positions at a variety of retailers, including Bloomingdale's, the Rich's/ Lazarus/Goldsmiths divisions of Federated Department Stores, Inc., Petrie Retail, Inc., Woodward & Lothrop, The Carter Hawley Hale Stores, and The Neiman Marcus Group

Public Boards:

- Formerly Christopher and Banks Corporation (women's apparel)
- Formerly The Pantry, Inc. (convenience chain store), and its chairman
- Formerly Office Max, an office supply retailer
- Formerly Circle International, a provider of international transportation and logistics

Other Leadership Roles:

- National Association of Corporate Directors (NACD) Governance Fellow (2011) and named a "Top 100 Director" by NACD in 2011

Mr. Holman's 40 years of executive and operational experience in department stores and specialty retailing, combined with his experience on public company boards, qualify him to serve on our board.

 Leadership Experience

 Public Company Board Experience

 Finance

 Technology

 Global Perspective

 Sourcing/ Manufacturing

 Retail

Janet E. Kerr



Age: 63
Director since: 2009

Committee Membership:

Compensation
Nominating and Governance

Executive Roles:

- Vice Chancellor, Pepperdine University since 2016
- Of counsel to Navé & Cortel (law firm) since 2015
- Strategic adviser to Bloomberg BNA (2014 – 2015)
- Professor (1983 – 2013) and Professor Emeritus (since 2013) of the Pepperdine University School of Law
- Former chief strategy officer of Exemplify, Inc., a technology knowledge management company, until its acquisition by Bloomberg BNA in 2014
- Founder and former Executive Director of the Palmer Center for Entrepreneurship and the Law at Pepperdine Law School
- First holder of Laure Sudreau-Rippe Endowed Chair at Pepperdine University School of Law
- A nationally recognized author, lecturer and consultant in the area of securities law compliance, banking law, corporate governance, and general corporate law
- Co-founder (with HRL Laboratories, LLC) of X-Laboratories

Public Boards:

- AppFolio, Inc., provider of cloud-based business management software (listed on NASDAQ)
- Tilly's, Inc., a NYSE listed retailer of apparel and accessories
- Formerly Fidelity National Financial, Inc. (listed on NYSE)
- Formerly TCW Strategic Income Fund, Inc., a NYSE-listed closed-end registered investment company
- Formerly CKE (Carl Karcher Enterprises), previously a NYSE-listed company

Other Leadership Roles:

- Advisor on corporate issues and entrepreneurial strategies to the People's Republic of China, France, and Thailand
- Representative of the U.S. Department of Commerce as a speaker at international events

Ms. Kerr's service on public and private company boards and her skills and experience in the practice of law and corporate governance qualify her for service on our board.

 Leadership Experience
 Public Company Board Experience
 Finance
 Technology

 Global Perspective
 Consumer Marketing
 Retail

Michael T. Lawton



Age: 59
Director since: 2013
Committee Membership:

Audit (Chair)
Compensation

Executive Roles:

- Retired chief financial officer of Domino's Pizza, Inc. (2010 – 2015)
- Previous roles at Domino's Pizza, Inc.:
  - Executive vice president, supply chain services from October 2014 until June 2015
  - Interim chief information officer from October 2011 until March 2012
  - Executive vice president of international from October 2004 until March 2011
  - Senior vice president finance and administration of international
- Various financial and general management positions with Gerber Products Company

Public Boards:

- Universal Corporation, a leading global supplier of leaf tobacco (listed on NYSE)

Mr. Lawton's experience as a senior executive of a public company and well-known consumer brand, along with his experience on a public company board, qualify him to serve on our board.

 Leadership Experience    Public Company Board Experience    Finance    Technology

 Global Perspective    Sourcing/ Manufacturing    Consumer Marketing    Retail

Dr. H. George Levy



Age: 68
Director since: 1997
Committee Membership:

Compensation
Nominating and Governance

Executive Roles:

- Maintains a practice specializing in otorhinolaryngology
- Formerly chairman and chief executive officer of USI, Inc., a private firm engaged in consulting on e-commerce, Web design, and systems integration
- Formerly chief executive officer and founder of Enduenet, Inc., a firm providing electronic medical records for physicians and hospitals

Dr. Levy's entrepreneurial experience, coupled with his board experience, qualify him for service on our board.

 Leadership Experience    Technology

W. Alan McCollough



Age: 68
Director since: 2007
Lead Director
Committee Membership:
Audit

Executive Roles:

- Former chairman and chief executive officer of Circuit City Stores, Inc., (retailer of consumer electronics, home office products, entertainment software, and related services) from 2000 to 2006

Public Boards:

- VF Corporation (branded apparel)
- The Goodyear Tire & Rubber Company
- Formerly Circuit City Stores, Inc.

Mr. McCollough's experience leading a large publicly traded consumer products company and his service on multiple public company boards, qualify him to serve on our board.

 Leadership Experience
 Public Company Board Experience
 Finance
 Technology

 Global Perspective
 Sourcing/ Manufacturing
 Consumer Marketing
 Retail

Lauren B. Peters



Age: 56
Director since: 2016
Committee Membership:
Audit
Nominating and Governance

Executive Roles:

- Executive vice president and chief financial officer of Foot Locker, Inc. since 2011
- Senior vice president of strategic planning of Foot Locker, Inc. (2002 – 2011)
- Various senior financial management positions at Foot Locker, Inc. and Robinsons-May, a division of May Department Stores
- Formerly audit manager with Arthur Andersen & Company

Ms. Peters's extensive financial and strategic planning experience with consumer focused and global retailers qualifies her to serve on our board.

 Leadership Experience
 Finance
 Technology
 Global Perspective

 Consumer Marketing
 Retail

Dr. Nido R. Qubein



Age: 69
Director since: 2006
Committee Membership:

Nominating and
Governance (Chair)
Compensation

Executive Roles:

- President of High Point University since 2005
- Executive chairman (beginning 2016) of the board of Great Harvest Bread Company, a bakery franchisor, and formerly chairman

Public Boards:

- BB&T Corporation (banking and financial services)

Other Leadership Roles:

- Author of a dozen books on leadership, sales, communication, and marketing
- Serves as advisor to businesses and organizations throughout the world on how to brand and position their enterprises successfully

Dr. Qubein's experience as a business advisor, entrepreneur, director of public companies and leader at multiple companies qualifies him to serve on our board.

 Leadership Experience    Public Company Board Experience    Finance    Technology

 Global Perspective    Consumer Marketing    Retail

Corporate Governance

Overview

Our board of directors is committed to good governance practices that further the company's strategic growth plans and enhance shareholder value over the long term, while also considering the interests of other stakeholders, including our employees, customers, vendors, and the communities we impact. The board oversees the company's performance, including its strategic direction and critical corporate policies that have the largest impact on our operations. In exercising its oversight responsibility, the board evaluates the performance of our president and chief executive officer ("CEO") and monitors our strategic plan, our performance against the plan, and management's assessment and remediation of the company's risks. As part of the strategic planning process, the board reviews the company's capital allocation plan and its investment in research and product development, information technology, and employee development, with a focus on promoting the company's long-term growth. The board regularly reviews our governance practices and processes to ensure they remain effective, making changes when appropriate. It also monitors the company's culture to encourage a focus on sustainable growth and to ensure we maintain the highest levels of ethics and integrity, especially with respect to our financial statements and disclosures.

In the following section, we summarize aspects of our governance policies and practices. Our Corporate Governance Guidelines and Code of Business Conduct, as well as other key governance documents, can be found on our website at http://investors.la-z-boy.com, under "Corporate Governance."

Director Independence

Our board of directors strongly supports the concept of director independence, and only our chairman is a company employee. Consistent with the New York Stock Exchange listed company manual requirements, our Corporate Governance Guidelines require that a substantial majority of our directors be independent, and we limit membership on each of our committees to independent directors. Our board annually reviews and determines if any director has any material relationship with our company, our management, or our other directors that would impede the director's independence. Following the New York Stock Exchange listed company manual requirements and our Corporate Governance Guidelines, our board of directors has determined that each of our directors other than our chairman is an "independent" director.

Director Selection

Our nominating and governance committee is responsible for recommending director candidates to fill current and anticipated board vacancies. The committee identifies and evaluates potential candidates from recommendations from the committee's own members, referrals from other board members, management, shareholders, or other outside sources, including professional recruiting firms. In evaluating proposed candidates, the committee may review their résumés, obtain references, and conduct personal interviews. The committee considers, among other factors, the board's current and future needs for specific skills and the candidate's experience, leadership qualities, integrity, diversity, ability to exercise sound judgment, independence, and ability to make the appropriate time commitment to the board. The committee strives to ensure the board has a rich mix of relevant skills and experiences to address the company's evolving needs.

Leadership Structure

Our current leadership structure incorporates a combined position of chairman and CEO reporting to a board of otherwise independent directors, and working with a strong independent lead director. At the time we combined the roles of chairman and CEO, we felt it was imperative that the leadership of the company be focused in one position to ensure effective management and direction to implement our strategic plan and initiatives. The interaction between management and board roles related to strategic and long-term planning calls for a more streamlined and accountable leadership structure. At the same time, our strong, effective independent lead director and independent committees ensure significant oversight over company management. We believe this structure has worked well for us and remains the appropriate structure for our company.

Our Corporate Governance Guidelines require that when the roles of our chairman and CEO are combined, we elect an independent lead director. Our lead director serves as the principal liaison between our independent directors and our chairman, facilitating a steady stream of communications between management and our independent directors. Among other duties, the lead director:

- collaborates on the board and committee meeting agendas;
- solicits and recommends matters for the board and committees to consider;
- advises the chairman as to the quality, quantity, and timeliness of the information submitted to the directors;
- calls meetings of the independent directors or for executive sessions during board meetings;
- serves as chairman of the meetings of the independent directors or executive sessions of the board;
- collaborates with committee chairs to ensure board work is conducted at the appropriate level, coordinating on issues involving multiple committees;
- meets with our CEO to discuss our CEO's performance;
- communicates directly with shareholders when appropriate; and
- presides at board meetings when the chairman is absent.

In light of our strong independent lead director structure, annual evaluations of the lead director's performance, a board composed almost solely of independent directors, ready access to management by the directors, and regular executive session meetings without management, our board exercises effective oversight of our executive chairman, and the current leadership structure operates efficiently to protect and advance the interests of our shareholders.

Board Risk Oversight

While management is responsible for the day-to-day assessment, monitoring and remediation of the company's risks, our board of directors is responsible for risk oversight of these activities. To ensure vigilant monitoring of the risks, the board has delegated risk oversight to various committees while maintaining oversight of certain key risks, such as cybersecurity, at the full board level. The board has directed the nominating and governance committee to assign oversight of the various risk categories, including strategic, operational, IT (other than cybersecurity), and financial risk, to the various committees or the full board, while ensuring that all risks, including any emerging risks, are monitored. The nominating and governance committee regularly reviews management's enterprise risk management process and discusses with management changes in risk assessment and remediation plans. In conjunction with the board's strategic plan review, management identifies risks directly related to the plan as well as new and emerging risks.

Each committee regularly reviews and reports to the board on its respective risk categories. Throughout the year, our board and board committees review and discuss the various risks confronting the company, paying special attention to new operating and strategic initiatives. Our nominating and governance committee and our board as a whole encourage open communication and appropriate escalation of risk reporting throughout the enterprise.

Succession Planning

Our board of directors engages in an effective planning process to identify, evaluate and select potential successors to the CEO and other members of executive management. The CEO provides quarterly updates to the directors of the significant changes in key personnel and the chief human resources officer annually reviews with the board executive management succession planning. Each board member has complete and open access to any member of management. The senior members of management are invited regularly to make presentations at board and committee meetings and meet with directors in informal settings to allow the directors to form a more complete understanding of the executive's skill and character. The board periodically reviews and revises as necessary the company's emergency management succession plan, which details the actions to be taken by specific individuals in the event the CEO suddenly dies or becomes incapacitated.

Related Party Transactions

Our Code of Business Conduct, which applies to all of our employees and directors, requires that any potential conflict of interest be either avoided or fully disclosed. Each year, we require our directors and executive officers to disclose any transactions between them or their immediate family members and the company. The audit committee reviews any reported transactions related to directors or executive officers and takes appropriate action. We will disclose on our website any waivers of our Code of Business Conduct granted to our directors or executive officers. We granted no waivers in fiscal year 2018.

Stock Ownership Guidelines

We encourage significant stock ownership by our directors and executive management to align the interests of our leadership with those of our shareholders. We have established stock ownership guidelines that require each non-executive director to own La-Z-Boy equity (including deferred or restricted stock units) at least equal in value to five times the director's annual cash retainer. Our chairman is required to maintain an investment in La-Z-Boy equity at least equal in value to five times his base salary.

Non-employee directors are required to meet this ownership level within five years of being elected to the board. As of April 28, 2018, all our directors who have served on the board for five or more years held sufficient La-Z-Boy equity to satisfy our stock ownership guidelines.

We prohibit directors, officers, or employees from hedging or pledging our shares or engaging in short-term speculative trading, including short sales, trading in puts and calls, and buying on margin.

Meetings and Attendance

Our board of directors met five times during fiscal year 2018. At most meetings, the non-executive directors met in executive session, chaired by our lead director, without management present. During fiscal year 2018, each of our directors attended at least 75 percent of the meetings of the board and committees on which the director served. All of the directors attended the 2017 shareholders' meeting, and, consistent with the policy set forth in our Corporate Governance Guidelines, we expect all the directors to attend the 2018 Annual Meeting.

Corporate Responsibility and Environmental Sustainability

We are committed to providing quality products and outstanding service to our customers, operating with unwavering integrity, providing long-term value to our shareholders, and integrating environmentally sound and sustainable business practices into our daily business decisions. It is our goal to ensure that our customers continue to receive the high-quality products they expect with the least impact on the environment.

We constantly monitor our manufacturing processes to minimize waste generation and the water and energy we use. Over the past nine years, we've consumed 22% less energy for manufacturing and eliminated more than 11,000,000 pounds of waste going to landfills per year. We reuse, recycle or reutilize 94% of our manufacturing waste. We have greatly reduced our use of landfills or other off-site disposal means, and over nine of our facilities are zero waste to landfill. As part of our commitment to environmental stewardship, we continue to improve the efficiency of our operations, increase our use of recycled materials, and control raw material waste.

Corporately-owned La-Z-Boy Furniture Galleries® stores and La-Z-Boy Home Furnishings & Décor stores are reducing their carbon footprint by decreasing energy use and utilizing greener construction materials, eco-friendly light bulbs, paint and flooring. La-Z-Boy continues to seek and embrace additional sustainable initiatives and best practices, including opportunities to incorporate renewable energy sources. Our Severn, Maryland store now relies on a rooftop solar energy system for 75% of its energy needs.

We obtain many of our wood materials and components from suppliers that have implemented sustainable forest management practices or from sustainable plantation-grown renewable rubber wood. We use other wood- and fiber-based materials made with recycled or recovered paper. Our furniture designs have won the "Innovative Green Design Award (IGDA)" from New York House magazine by demonstrating outstanding effort to provide environmentally friendly furniture to consumers. We won the American Society for Furniture Designers Pinnacle Green Leaf Award given for distinguished designs that are also eco-friendly. We also received the Tennessee Department of Environment and Conservation Green Three-Star Partnership award for our environmental management efforts at our largest upholstered furniture manufacturing facility located in Dayton, Tennessee.

We have implemented the Enhancing Furniture's Environmental Culture (EFEC) comprehensive environmental management program. Our EFEC registered facilities include the La-Z-Boy USA Residential Manufacturing plants, La-Z-Boy Casegoods (Kincaid, American Drew and Hammary), and our headquarters in Monroe, Michigan. Our Cut and Sew Center in Saltillo, Mexico was the first international facility in our industry to be EFEC registered. In addition, La-Z-Boy USA Residential Manufacturing, Kincaid and American Drew are registered Sustainable by Design, meaning their global supply partners must also manage their environmental performance.

Communication with Directors

Interested parties, including shareholders, may communicate with, or provide recommendations to, our board of directors, with specified members or committees of the board or with the lead director, by sending correspondence to our corporate secretary at One La-Z-Boy Drive, Monroe, MI 48162, and specifying in such correspondence the intended recipient or recipients of the communication or recommendation that the message is for the board or one or more of the directors. The corporate secretary reviews and compiles all any communications received, provides a summary of any lengthy or repetitive communications, and forwards them to the specified recipients director or directors. The complete communication is provided when requested by the relevant director, directors or committee or directors.

Committees of the Board

We have three standing committees of the board of directors: the audit, compensation, and nominating and governance committees. Each committee is composed of only independent directors. Each committee operates under a charter (which can be found at http://investors.la-z-boy.com, under "Corporate Governance") and has the ability to engage independent consultants and advisors at the company's expense to assist the committee in fulfilling its duties. Our current lead director serves on our audit committee and generally attends the meetings of the compensation committee and the nominating and governance committee. The current membership and chairman of each of the committees are shown in the following table:

Name	Audit	Compensation	Nominating and Governance
Kurt L. Darrow (Chairman and CEO)			
Sarah M. Gallagher		✔	✔
Edwin J. Holman	✔	Chair	
Janet E. Kerr		✔	✔
Michael T. Lawton	Chair	✔	
H. George Levy, MD		✔	✔
W. Alan McCollough (Lead Director)	✔		
Lauren B. Peters	✔		✔
Dr. Nido R. Qubein		✔	Chair

Audit Committee

Members: Michael T. Lawton (Chair)
Edwin J. Holman
W. Alan McCollough
Lauren B. Peters

Fiscal year 2018 meetings: 9

Independence: Each member of the committee is independent and financially literate

Audit Committee Financial Expert: Each member of the committee is an "audit committee financial expert," as defined by the Securities and Exchange Commission ("SEC")

Key oversight duties:

- Financial reporting process
- Compliance with legal and regulatory requirements
- Effectiveness of our internal and external audit functions
- Selection and oversight of our independent registered public accounting firm

The committee monitors the independence of the company's independent registered public accounting firm, annually requests and reviews the firm's written statement of relationships with the company, and reviews and limits our use of the firm for non-audit work. The committee reviews the staff assigned to our audit and ensures the lead partner is rotated at least once every five years. The committee discusses with management and our independent registered public accounting firm the quality and adequacy of our internal controls over financial reporting.

Report: The Audit Committee Report is set forth on page 22 of this proxy statement.

Compensation Committee

Members: Edwin J. Holman (Chair)
Sarah M. Gallagher
Janet E. Kerr
Michael T. Lawton
H. George Levy, MD
Dr. Nido R. Qubein

Fiscal year 2018 meetings: 4

Independence: Each member of the committee is independent; each is an "outside director" and a "non-employee director" as defined for purposes of the Internal Revenue Code and Securities Exchange Act of 1934, as amended, respectively

Key oversight duties:

- Executive and director cash and equity compensation programs
- Compensation of executive officers
- Evaluating the CEO's performance

The committee receives advice on executive compensation matters from outside compensation consultants. Each year the committee reviews and discusses the independence of its independent compensation consultants and has determined that its independent compensation consultants are independent and that their work for the committee does not raise any conflicts of interest.

Report: The Compensation Committee Report is set forth on page 24 of this proxy statement.

Compensation Committee Interlocks and Insider Participation. Neither any current member of the committee nor any member of the committee during the last fiscal year is a former or current officer or employee of La-Z-Boy Incorporated or any of its subsidiaries. Neither any current member of the committee nor any person who served as a member of the committee during the last fiscal year has any relationship that SEC rules require us to disclose under this caption.

Nominating and Governance Committee

Members:	Dr. Nido R. Qubein (Chair)
	Sarah M. Gallagher
	Janet E. Kerr
	H. George Levy, MD
	Lauren B. Peters

Fiscal year 2018 meetings: 4

Independence: Each member of the committee is independent

Key oversight duties:

- Board governance practices
- Director candidates
- Enterprise risk management process

The committee makes recommendations on general corporate governance issues including the size, structure, and composition of the board and its committees. The committee also assists the board in overseeing our risks, including risk assessment, mitigation, and the determination of risk tolerance levels. See "Risk Oversight" above for more discussion of our risk oversight process.

Director Compensation

We currently use a combination of cash and restricted stock units ("RSUs") to compensate our non-executive directors. Mr. Darrow, as an employee of the company, is not compensated separately for his service on the board. Below is a summary of the compensation paid to our non-executive directors during fiscal year 2018.

Annual Cash Retainer: We paid each non-executive director an annual cash retainer of $80,000.

Committee Chair Cash Retainers: We paid the chairs of our audit, compensation, and nominating and governance committees an additional cash retainer of $20,000, $15,000, and $10,000, respectively.

Lead Director Cash Retainer: We paid our lead director an additional cash retainer of $30,000.

RSUs: We issued each non-executive director a grant of 3,690 restricted stock units with a grant date value of $88,007. Each RSU is equivalent in value to a share of La-Z-Boy common stock. We award dividend equivalents on RSUs at the same time and in the same amount as dividends declared on our common shares. The RSUs do not include voting rights. The RSUs vest and are settled, in shares only, when the director leaves the board.

Miscellaneous: We reimburse directors for their cost of travel, lodging, and related reasonable expenses incurred in the performance of their duties, including reasonable expenses associated with participation in director education programs. We provide membership in the National Association of Corporate Directors for each director. Each director is eligible to purchase our products from us at a discount.

Name	Fees Earned or Paid in Cash $[1]	RSU Awards $[2]	All Other Compensation $[3]	Total ($)
Sarah M. Gallagher	80,000	88,007	2,650	170,657
Edwin J. Holman	95,000	88,007	19,220	202,227
Janet E. Kerr	80,000	88,007	22,866	190,873
Michael T. Lawton	100,000	88,007	6,996	195,003
H. George Levy, MD	80,000	88,007	24,516	192,523
W. Alan McCollough	110,000	88,007	24,516	222,523
Lauren B. Peters	80,000	88,007	2,650	170,657
Dr. Nido R. Qubein	90,000	88,007	24,516	202,523

[1] Includes annual cash retainer, lead director cash retainer, and committee chairman cash retainers.
[2] Reflects the grant date fair value computed in accordance with FASB ASC Topic 718.
[3] Reflects payments of dividend equivalents on RSUs at the time and in the amount that dividends were declared for common shares.

AUDIT MATTERS

Proposal No. 2: Ratification of Selection of Independent Registered Public Accounting Firm

The audit committee has selected PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for fiscal year 2019. PricewaterhouseCoopers LLP acted as our independent registered public accounting firm for fiscal year 2018, and we believe it is well qualified to act in that capacity again this year. Representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting with the opportunity to make a statement and answer questions.

We ask you to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, the board and the audit committee submit the selection of PricewaterhouseCoopers LLP to you for ratification as a matter of good corporate practice. The audit committee will reconsider the selection if it is not ratified. In addition, the audit committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of La-Z-Boy and our shareholders.

Our management will present the following resolution at the Annual Meeting:

RESOLVED, the audit committee's selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for La-Z-Boy Incorporated for fiscal year 2019 is ratified.

 **THE BOARD RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL NO. 2**

Audit Committee Report

The audit committee assists the board of directors in overseeing our financial reporting process, internal controls and procedures, and compliance with legal and regulatory requirements. The committee and its members do not replace or duplicate the activities of management or the independent registered public accounting firm. Management is responsible for the company's financial reporting process and related internal controls, while the independent registered public accounting firm is responsible for independently auditing the company's financial statements and internal controls in accordance with the auditing standards of the Public Company Accounting Oversight Board ("PCAOB"). The current audit committee charter, which provides more information regarding the committee's responsibilities and processes, is available on the La-Z-Boy website at http://investors.la-z-boy.com, under "Corporate Governance."

The audit committee selects the company's independent registered public accounting firm and manages all aspects of the relationship, including the firm's compensation, retention, replacement, and scope of work. In selecting PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for fiscal year 2019, the committee evaluated the firm's independence, including reviewing the written disclosures and letter from PricewaterhouseCoopers LLP required by the PCAOB, and discussed with PricewaterhouseCoopers LLP its independence. The committee also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Auditing Standard No. 1301, "Communications with Audit Committees," as adopted by the PCAOB. The committee also considered whether PricewaterhouseCoopers LLP's provision of non-audit services to the company is compatible with the firm's independence. The committee determined that PricewaterhouseCoopers LLP is independent of the company and management.

In fulfilling its oversight responsibilities, the audit committee reviewed and discussed with management and PricewaterhouseCoopers LLP the company's audited financial statements.

The audit committee met nine times during fiscal year 2018. The committee regularly meets with the senior members of the company's financial management team and the company's independent registered public accounting firm. The committee selectively met with key managers of the company to review or discuss potential financial risks related to the company. The committee also regularly met in executive sessions, in separate private sessions with PricewaterhouseCoopers LLP, the key members of the senior management team and the internal audit team. At these meetings, the committee discussed the company's financial estimates and judgments, internal controls over financial reporting, accounting principles, and regulatory compliance.

Based on the reviews and discussions described above, the audit committee recommended to the board of directors, and the board of directors approved, including the audited financial statements in La-Z-Boy's Annual Report on Form 10-K for the fiscal year ended April 28, 2018, for filing with the SEC.

The Audit Committee

Michael T. Lawton, Chair
Edwin J. Holman
W. Alan McCollough
Lauren B. Peters

Audit and Other Fees

For professional services rendered to us for fiscal years 2017 and 2018, PricewaterhouseCoopers LLP has billed us as follows:

	Fiscal 2018	Fiscal 2017
Audit Fees	$1,998,000	$1,761,538
Audit-Related Fees	28,000	—
Tax Fees	263,000	10,445
All Other Fees	3,000	1,800
Total Fees	$2,292,000	$1,773,783

Audit Fees: Consist of fees for the audit work performed on our annual financial statements, our internal controls over financial reporting, management's assessment of our internal controls over financial reporting, and reviews of the quarterly financial statements included in our quarterly reports on Form 10-Q, as well as audit services that are normally provided in connection with our statutory and regulatory filings.

Audit-Related Fees: Consist of fees for assurance and related services that are traditionally performed by the independent registered public accounting firm. For fiscal year 2018, these services were principally for control testing in anticipation of adoption of ASC 606.

Tax Fees: Consists of fees for services related to tax compliance and other tax services. For fiscal year 2018, these services related primarily to tax advisory services related to research tax credits and tax advisory services in foreign jurisdictions. For fiscal year 2017, these services primarily related to tax advisory services in foreign jurisdictions.

All Other Fees: Consists of subscription fees for PricewaterhouseCoopers LLP's accounting research software tool and disclosure checklist tool in fiscal year 2018 and PricewaterhouseCoopers LLP's accounting research software tool in fiscal year 2017.

The audit committee's current policy requires approval of all audit and non-audit services provided by our independent registered public accounting firm before the firm is engaged to perform them and the committee did approve all such services for fiscal year 2018.

COMPENSATION MATTERS

Proposal No. 3: Advisory Resolution to Approve the Compensation of our Named Executive Officers

Pursuant to regulations under Schedule 14A of the Securities Exchange Act of 1934, as amended ("Exchange Act"), we ask you to approve, on an advisory basis, the compensation of our named executive officers, as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC, including Item 402 of the SEC's Regulation S-K.

As described in detail in the Compensation Discussion and Analysis, we seek to closely align the interests of our executive officers with those of our shareholders. We have endeavored to design our compensation programs to reward our named executive officers and other executive employees for individual and company-wide achievements without encouraging them to subject our company to excessive risks. Before voting on this proposal, please read the Compensation Discussion and Analysis and review the compensation disclosure tables and related narrative discussion. Those materials provide a detailed explanation of our executive compensation philosophy and practices.

The vote on this resolution is not intended to address any specific element of compensation but is instead a vote on approving the overall compensation of our named executive officers as described in this proxy statement. While the vote is non-binding, we value the opinion of our shareholders, and will consider the outcome of the vote when making future compensation decisions.

Our management will present the following resolution at the Annual Meeting:

RESOLVED, the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S–K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby approved.

 **THE BOARD RECOMMENDS YOU VOTE "FOR" PROPOSAL NO. 3.**

Compensation Committee Report

The compensation committee reviewed and discussed with management the Compensation Discussion and Analysis. Based on this review and discussion, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's Annual Report on Form 10-K for the fiscal year ended April 28, 2018, and this proxy statement.

The Compensation Committee

Edwin J. Holman, Chair
Sarah M. Gallagher
Janet E. Kerr
Michael T. Lawton
H. George Levy, MD
Dr. Nido R. Qubein

Compensation Discussion and Analysis

In this section we summarize the compensation programs for our named executive officers (the individuals named in the Summary Compensation Table that follows this Compensation Discussion and Analysis). We discuss our compensation objectives and describe each pay element, the role it plays in the overall compensation program, and whether it pertains only to the named executive officers or to a broader group of employees. You should review this section with the Summary Compensation Table on page 39.

Executive Summary

Fiscal Year 2018 Operating Performance

Our goal is to deliver value to our shareholders with improved sales and earnings over the long term. With a strong brand, solid balance sheet and world-class supply chain, we are executing a dual-growth strategy focused on growing our core La-Z-Boy brand through existing channels, while leveraging our supply chain to develop a greater presence in online channels as we look to attract a new and younger consumer. For fiscal year 2018, we increased sales 4.2% and delivered an 8.2% consolidated operating margin, driven by solid performance in all three business segments. We generated $116 million in cash from operating activities and returned a combined total of almost $79 million to shareholders through share purchases and an increased dividend. Strong cash generation also funded $36 million in capital expenditures which included four large capital projects across the company, primarily designed to strengthen our operations and competitive positioning. The future for La-Z-Boy is promising as we execute strategic initiatives to drive growth, deliver top-quartile profitability performance within the industry, and provide increasing returns to shareholders.

Fiscal Year 2018 Compensation Actions

We continue to monitor all of our compensation program elements and practices to determine how they compare with current market practices and align with our overall compensation philosophy. During fiscal year 2017 and early fiscal year 2018, our compensation committee worked with Korn Ferry Hay Group, the committee's independent executive compensation consultant, to evaluate our programs; based on this review, we made no significant changes to the fiscal year 2018 programs as compared with the fiscal year 2017 programs.

Since August 2011, we have provided our shareholders with the opportunity to cast an annual advisory vote on our executive compensation (a "say-on-pay proposal"). At the most recent annual advisory vote on August 29, 2017, approximately 98% of the votes cast by our shareholders were to approve the compensation we paid to our named executive officers. In determining executive compensation for fiscal year 2018, the committee took into account the results of our history of the advisory votes, which reflected shareholder approval of our compensation philosophy, and considered many other factors. We believe our executive compensation programs continue to provide a competitive pay-for-performance package that helps us attract, retain, and motivate our executives.

On August 29, 2017, our shareholders also approved the La-Z-Boy Incorporated 2017 Omnibus Incentive Plan (the "2017 Omnibus Incentive Plan") replacing our 2010 Omnibus Incentive Plan, as amended and restated as of August 21, 2013 (the "2010 Plan", and together with the 2017 Omnibus Incentive Plan, our "Omnibus Incentive Plan"). The 2017 Omnibus Incentive Plan provides the board the ability to design compensatory awards that are responsive to La-Z-Boy's needs. It provides for a variety of awards designed to advance La-Z-Boy's interests and long-term success by encouraging share ownership among our officers and other key executives, employees, and nonemployee directors and otherwise linking their compensation to share price performance or the achievement of specific corporate goals.

The compensation committee took the following actions during the year:

- Reviewed and approved increases to base salaries for the named executive officers (see pg. 30).
- Reviewed and approved fiscal year 2018 Management Incentive Program (MIP) performance levels (sales growth and margin improvement) and payouts based on fiscal year 2017 performance, which qualified executives for payment above threshold, but below target levels (see pg. 31).
- Approved fiscal year 2018 long-term incentive awards composed of stock options (50%) and performance-based shares (50%), a restricted stock award for Mr. Sawyer, and payouts and contingently earned awards for prior performance-based stock awards (see pg. 32).
- Approved the fiscal year 2018 Performance Compensation Retirement Plan performance goals (total operating income) and contribution percentages and fiscal year 2017 company contribution, which exceeded threshold but was below target (see pg. 36).

Summary of Executive Compensation Practices

What We Do

- ✔ Pay for performance – Our compensation program for named executive officers emphasizes variable pay over fixed pay. A majority of their target compensation is at risk and linked to our financial or market results
- ✔ Executive stock ownership guidelines – Our expectations for ownership align executives' interests with those of our shareholders
- ✔ Use relative total shareholder return (TSR) in long-term performance awards
- ✔ Require company contributions to the executive compensation retirement plan to be determined by company performance
- ✔ Mitigate undue risk – we have caps on potential incentive payments and a clawback policy on performance-based compensation
- ✔ Use double-trigger change-in-control agreements
- ✔ Include only independent directors on the compensation committee
- ✔ Engage an independent compensation consulting firm to assist the compensation committee and board with executive program design and compensation reviews
- ✔ Provide severance and change-in-control arrangements that are aligned with market practices
- ✔ Prohibit hedging and short sales by executive officers and directors

What We Don't Do

- ✖ Do not provide employment agreements
- ✖ Do not gross up excise taxes upon change in control
- ✖ Do not reprice options without shareholder approval
- ✖ Do not pay dividends on unearned performance shares or units
- ✖ Do not have single trigger vesting of equity-based awards upon change-in-control

Executive Compensation Approach

We design our executive pay programs to reflect the following objectives:

- **Support business strategy.** We have clearly defined programs that provide meaningful award opportunities aligned to the achievement of our business strategy.
- **Provide market competitive opportunities.** We design our compensation packages, including base salaries and incentive opportunities, to be market competitive based on data from U.S. manufacturers, retailers, and manufacturers with a retail focus.
- **Pay for performance.** We provide the majority of our named executive officers' potential compensation in annual and long-term incentive awards that are earned, or increase in value, based on company and stock performance.
- **Reward for total shareholder return.** We align our executives' interests with our shareholders' by providing a significant portion of their target pay opportunity in the form of long-term equity incentives (stock options and performance-based shares) whose value is dependent on our stock price and absolute total shareholder return performance, and by basing a portion of the performance-based shares opportunity on the total return our stock produces for our shareholders compared with returns of other companies.
- **Require significant stock ownership.** We require our named executive officers to own meaningful amounts of our stock over a sustained period to ensure they have the perspective of long-term shareholders.
- **Manage costs.** In designing our executive pay programs, we take into account the cost of various elements (share usage, cash flow, and accounting and tax impacts).

Our compensation philosophy is to provide a base salary targeted to the median of the competitive market, with the opportunity to earn a significantly higher level of compensation under incentive programs that link executive pay to company performance factors. All named executive officers participate in the same compensation programs and are subject to the same pay policies. The majority of each executive's target compensation is at risk with the amount realized, if any, based on company performance. The pay level and at-risk portion increases as an executive assumes greater levels of responsibility with greater impact on the company. Accordingly, our chief executive officer's pay level and at-risk pay portion are higher than those of other officers due to his greater level of responsibility.

Compensation Committee's Role

Each year, the compensation committee reviews and approves the overall design of our executive pay program and all pay elements for the named executive officers. Three senior executives (chief executive officer, chief financial officer, and chief human resources officer) provide input on program design (including goals and weighting) and information on the company's and the furniture industry's performance. Management is responsible for implementing the executive pay program that the committee approves.

The compensation committee has sole authority to retain and terminate consultants used to assist in the evaluation of executive compensation. During fiscal year 2018, the committee retained Korn Ferry Hay Group as its independent executive compensation consultant to advise the committee on matters related to executive compensation. Under the committee's direction, Korn Ferry Hay Group interacted with members of the senior executive team to provide insight into company and industry practices and ensure that executives were informed with regard to emerging best practices and market trends. With the committee's approval, management engaged Korn Ferry Hay Group in fiscal year 2016 to develop a compensation structure for our broad base of employees. This work continued through fiscal year 2018. In January 2018, the compensation committee engaged FW Cook as its independent executive compensation consultant to advise on executive and non-employee director compensation needs.

The committee annually reviews the independence of its consultants by considering all factors specified in the NYSE's rules related to compensation advisor independence. The report includes the following factors: (1) other services the consultant provided to us; (2) the fees we paid as a percentage of the consultant's total revenue; (3) the consultant's policies and procedures designed to prevent a conflict of interest; (4) any business or personal relationship of the consultant with a member of the committee; (5) any company stock owned by the consultant; and (6) any business or personal relationships between our executive officers and the consultant. In fiscal year 2018, the committee discussed Korn Ferry Hay Group's independence along with these factors and concluded that the consultant's work did not present any conflict of interest.

In January 2018, the compensation committee completed a comparable review of FW Cook's independence and arrived at the same conclusion.

Pay-Setting Process Methodology

We assign executives to pay grades based on their duties and responsibilities. For each position, we establish a salary range and the target annual and long-term incentive award opportunities based on market median pay levels. In setting individual pay levels, we consider market pay data, company performance, and the executive's competencies, skills, experience, and performance, as well as our business needs, cost, and internal pay equity.

In setting the named executive officers' pay levels (salary, target annual and target long-term incentive awards), the committee annually reviews pay data for the chief executive officer and other named executive officers of peer group companies. The peer group is composed of publicly-traded U.S. companies that generate annual revenues between 40% and 250% of our annual revenue and are either our direct competitors or manufacturing companies with a retail focus. In setting fiscal year 2018 pay levels, the committee considered the following 16 peer companies:

Aaron's, Inc.	Interface, Inc.	RH
Acuity Brands, Inc.	Knoll, Inc.	Sleep Number Corporation*
Callaway Golf Company	Libbey Inc.	Tempur Sealy International
Ethan Allen Interiors, Inc.	MDC Holdings, Inc.	Wolverine Worldwide
Haverty Furniture Companies, Inc.	Overstock.com, Inc.	
Herman Miller, Inc.	Pier 1 Imports, Inc.	

*   On November 1, 2017, Select Comfort Corporation changed its name to Sleep Number Corporation.

The compensation committee evaluates each peer company annually to ensure that its inclusion remains appropriate. To maximize year-over-year comparability, the committee prefers that the peer group remain consistent from year to year. In the fourth quarter of fiscal year 2018, the committee worked with FW Cook to review and revise the peer group of companies for fiscal year 2019. FW Cook screened for potential peers in similar industries, of similar size, in similar geographies, and with similar business characteristics to La-Z-Boy, including a focus on furniture, robust supply chain and manufacturing operations, recognizable brands, and brick-and-mortar and online retail presence. Based on this review the committee removed Acuity Brands, Inc. and MDC Holdings, Inc., and added HNI Corporation and Steelcase Inc. As of March 31, 2018, when the review was conducted, La-Z-Boy ranked at approximately the median of this peer group in both annual revenue and market capitalization.

To aid in its oversight of our executive compensation program, in May 2017 the committee requested that Korn Ferry Hay Group conduct a total compensation review for each of the named executive officer positions. The analysis included base salary, short-term incentives, and long-term incentives and compared the compensation of the named executive officers with median levels for general industry, retail industry, and the company's peer group. The retail and general industry data came from compensation surveys conducted annually by Korn Ferry Hay Group. We use both peer group comparator data and market survey data to benchmark pay. We believe this dual benchmarking provides a more rigorous process to validate pay decisions. Based on our fiscal year 2018 compensation, the target total direct compensation of our named executive officers as a group was 112% of the median total direct compensation for comparable general industry companies, 80% of the median total direct compensation for retail companies, and 104% of the median total direct compensation for our peer companies.

In addition, the committee annually reviews current and historical compensation for the named executive officers, as well as estimated amounts to be paid to the named executive officers under various employment termination situations, including severance and a change in control of the company. Periodically, we also review market practices for executive retirement benefits and deferred compensation plans.

Our process for setting compensation for our named executive officers includes a formal, individual performance evaluation each year for each executive. The independent members of our board of directors assess our chief executive officer's performance each year. This assessment includes an evaluation of critical areas, including customer relations, human capital, shareholder value, operating results, and strategic goals. Every third year, the committee's independent compensation consultant coordinates the committee's evaluation of the CEO's performance focusing on the same criteria. The consultant compiles the evaluations provided by each board member and prepares a detailed report for the board. The chief executive officer assesses the individual performance of the other named executive officers each year based on their overall performance throughout the year, accomplishment of specific goals, and their future potential within the organization. This assessment is used in determining base salary as noted below.

Executive Compensation Program Elements

To best achieve our objectives for the executive pay program, we provide a compensation package composed of the following primary elements:

Component	Description	Performance-Based?	Page Reference
Base Salary	Fixed compensation for services rendered.	No[1]	See pg. 30
Management Incentive Program (MIP)	Short-term incentive plan that pays cash bonuses to participants based on performance against pre-established goals for net sales and operating margin.	Yes	See pg. 31
Long-Term Incentives	Annual awards of stock options/stock appreciation rights, performance-based shares/units, and restricted stock. • Stock options and stock appreciation rights attain value only if our stock price increases following the date of grant. • Performance-based shares and units are earned based on performance against pre-established goals for net sales and operating margin, and total shareholder return relative to the S&P Small-Cap 600 Index. Occasional, selective restricted stock awards that vest over time to support retention of key talent. Awards may increase or decrease in value before vesting.	Yes	See pg. 32
Retirement Benefits	A qualified 401(k) plan and non-qualified executive deferred compensation plan. Amounts contributed to 401(k) and deferred compensation plans are determined by an executive's election. Matching contributions to 401(k) plans in excess of IRC limitations may be credited to the executive deferred compensation plan.	No[2]	See pg. 36
Performance Compensation Retirement Plan	A non-qualified retirement account to which contributions (percentage of the sum of base salary plus bonus earned) are made by the company depending on performance relative to pre-established operating income goals.	Yes	See pg. 36

[1]   We consider performance in making any adjustments to base salaries

[2]   Executives may only contribute or elect to defer amounts earned and paid during the year (*i.e.* actual base salaries and bonuses paid)

The mechanics of these pay elements and our pay decisions are detailed below. In addition, we have change-in-control agreements with our named executive officers, and they participate in a severance plan. Additional information regarding the change-in-control agreements and executive severance plan can be found on page 37-38. We believe these elements assist us in attracting and retaining quality executive talent and ensure continuity of our leadership.

Total Direct Compensation Mix – Pay-for-Performance

In line with our pay-for-performance philosophy, the majority of each executive's total target direct compensation is performance-based and therefore "at risk." Target total direct compensation is composed of base salary, target bonus, and target value of long-term equity incentives. The chart below shows the percentage of each element in the target direct compensation for our CEO and the average for our other named executive officers.



CEO

21% Base Salary
27% Performance-Based Shares
79% At Risk
25% Target MIP
27% Stock Options

Other Named Executive Officers (average)

34% Base Salary
20.5% Performance-Based Shares
66% At Risk
25% Target MIP
20.5% Stock Options

Base Salary

We set base salaries for our named executive officers based on their scope of responsibility, competencies, experience, leadership, and performance. We consider market competitiveness, specific job responsibilities, internal pay relationships, and total cost. Consistent with our practices for all management employees, named executive officers are eligible for annual merit salary increases based on individual performance, comparison with market levels, and the total salary budget.

Salary Changes in Fiscal Year 2018

In June 2017, the compensation committee reviewed the salary levels for each of the then named executive officers. As part of the salary review process, the committee reviewed and considered the performance of each named executive officer, relevant market data provided by Korn Ferry Hay Group, the comparison of compensation among various levels of management, and the company's overall performance. As a result, the committee approved salary increases for the named executive officers.

Salary Changes for Fiscal Year 2019

In May 2018, the committee reviewed salary levels for each of our named executive officers. In determining the appropriate salary changes, the committee considered a combination of performance, scope of responsibility, and market data provided by Korn Ferry Hay Group.

The named executive officers' fiscal year 2018 and 2019 salaries are presented in the following table.

Executive	Fiscal 2018 Salary $[1]	Fiscal 2019 Salary $[1]	% Change
Kurt L. Darrow	995,000	1,025,000	3.02%
Louis M. Riccio Jr.	475,000	489,000	2.95%
J. Douglas Collier	475,000	489,000	2.95%
Darrell D. Edwards	475,000	494,000	4.00%
Otis S. Sawyer	435,000	448,000	2.99%

[1] Salary increases become effective on July 1, two months after the start of the fiscal year. As a result, the amounts shown here are higher than those shown in the 2018 Summary Compensation Table on page 39 below.

Incentive Compensation

We award incentive compensation under our Omnibus Incentive Plan to reward executives for achievement of both short-term and long-term corporate performance goals and enhance our ability to retain employees. The compensation committee believes that designing the incentive compensation program with multiple objectives and performance periods promotes behavior consistent with creating shareholder value and reduces any incentive to pursue risky or unsustainable results.

Short Term Incentive Awards (Management Incentive Program)

Our annual cash bonus program, which we refer to as the Management Incentive Program, or MIP, is a short-term incentive award plan that we designed to motivate and reward executives for achieving annual goals. Target awards, specified as a percentage of base salary, vary by pay grade. The named executive officers have the opportunity to earn awards between 50% of their target awards if we meet minimum performance requirements to a maximum of 200% of their target incentive opportunity, based on performance. For the named executive officers, we base the financial goals on the company's overall consolidated financial performance.

Fiscal year 2018 financial measures were:



50% Net Sales

50% Operating Margin (operating income as a percentage of net sales)

The compensation committee approved these financial measures because they drive shareholder value and reflect our emphasis on profitability (operating margin) and sales growth. For these purposes, we calculated operating margin without taking into account the impact of certain items that were not included in the target. These items include insurance recoveries resulting from the loss of one of our office facilities to a fire, improved operating margin due a change to pension accounting rules, and a portion of a legal settlement paid by the company. After defining required performance, the committee has discretion, in extraordinary circumstances, to modify incentive awards for the named executive officers, either up or down, to ensure a linkage between incentive plan payouts and the quality of performance. The committee did not exercise such discretion in awarding MIP payments for fiscal year 2018.

The committee set the target financial performance goals to be challenging but achievable. For fiscal years 2014 through 2018 our payouts under the MIP for overall company financial performance averaged approximately 84% of target.

Analysis — Fiscal 2018 MIP Payouts Were Above Threshold but Below Target, Reflecting Our Financial Performance

Our fiscal year 2018 company financial performance results, on a combined basis, exceeded the established threshold levels, but reflected sales and operating margin results that were below our target expectations. In line with our compensation philosophy and in accordance with standards we set at the outset of the year, MIP payments to our named executive officers for fiscal year 2018 were above threshold but below target levels.

Fiscal 2018 MIP Goals and Results

Performance Level	Net Sales (in Billions)	Operating Margin
Maximum	$1.683	9.12%
Target	$1.615	8.62%
Threshold	$1.520	8.12%
Actual	$1.584	8.11%
Individual Metric Payout	84%	0%
Individual Metric Weight	50%	50%
Overall Payout (% of Target)		42%

Our named executive officers' fiscal year 2018 target, achieved performance level, and actual MIP awards, expressed as a percentage of base salary, were as follows:

	Fiscal 2018 Target Incentive (% of base salary)	Achieved Performance Level (% of target performance)	Actual Fiscal 2018 Incentive Payout (% of base salary)
Kurt L. Darrow	115%	42%	48.30%
Louis M. Riccio Jr.	75%	42%	31.50%
J. Douglas Collier	75%	42%	31.50%
Darrell D. Edwards	75%	42%	31.50%
Otis S. Sawyer	60%	42%	25.20%

Long-Term Equity Incentive Awards

The long-term incentive award provisions of our Omnibus Incentive Plan provide for equity-based compensation (restricted stock, restricted stock units, stock options, or other forms of equity-based compensation) that we designed to align executive pay with long-term shareholder returns, motivate our executive officers to focus on long-term business objectives, and encourage long-term strategic thinking. The value our executives receive from these awards varies based on the company's performance and the future price appreciation and total shareholder return of our common stock.

We establish award levels for each eligible pay grade after considering market median practices and total cost (share usage, accounting, and tax impacts). The compensation committee approves annual equity-based awards that we grant in the first quarter of the new fiscal year. Our CEO has discretion during the year to approve additional limited grants of restricted stock or units to employees other than the named executive officers.

Each year the committee determines the appropriate long-term incentive award types and mix based on our objectives for the grants, as well as market practices, share usage, accounting and tax impacts, and past practices. We review the accounting treatment of the relevant incentive award types, including stock options and performance-based stock awards. We have historically designed our stock options and performance-based stock awards to enable the company to deduct their cost for tax purposes, while executives who exercise options or earn performance-based shares are taxed at ordinary income rates.

Fiscal 2018 Grants

Early in fiscal year 2018, pursuant to the La-Z-Boy Incorporated 2010 Omnibus Incentive Plan, we granted to our named executive officers two types of stock-based awards: stock options and performance-based shares, which we summarize below. In addition to granting Mr. Sawyer stock options and performance-based shares, the compensation committee granted a special restricted stock award for Mr. Sawyer in recognition of his leadership in the improved performance of our Portfolio Brands companies.

Stock Options (50% of total fiscal 2018 long-term incentive opportunity)

Stock options entitle executives to purchase stock at the exercise price (closing price on date of grant) for up to ten years. Options expire at the end of ten years if they have not been exercised by that time. Stock options deliver value to executives if the company's stock price rises, directly aligning executive compensation with the value created for shareholders as reflected in stock price appreciation from the date of grant. The stock options we granted in fiscal year 2018 vest in equal installments over four years (25% per year) and have a ten-year term.

Performance-Based Stock Awards (50% of total fiscal 2018 long-term incentive opportunity)

Performance-based stock gives our executives the opportunity to earn a defined number of shares of our common stock if we achieve pre-set performance goals. Through performance-based stock awards granted in fiscal year 2018, executives will earn stock if the company achieves specified performance goals. The value of any earned shares depends on La-Z-Boy's future stock price. An executive's award opportunity ranges from 50% of the executive's target award if we meet minimum performance requirements to a maximum of 200% of the target award. Following the conclusion of the three-year performance period, we will pay out the shares that our executives have earned.

The number of shares our executives receive, if any, will depend on how the company performs against sales growth and operating margin targets in fiscal years 2018, 2019, and 2020, and against the relative total shareholder return goal over the three-year performance period. Targets for the awards are based 40% on the growth in sales, 40% on operating margin, and 20% on relative total shareholder return. Payouts for sales growth and operating margin results are weighted 50% on fiscal year 2018 results, 30% on fiscal year 2019 results, and 20% on fiscal year 2020 results. Total shareholder return is measured over the entire three-year performance period relative to the performance of the other constituents of the S&P Small-Cap 600 Index.

Metric (Total Weight)	Fiscal 2018 Weight (50%)	Fiscal 2019 Weight (30%)	Fiscal 2020 Weight (20%)
Sales Growth (40%)	20%	12%	8%
Operating Margin (40%)	20%	12%	8%
Relative Total Shareholder Return (20%)			20%

Executives may earn shares based on each factor independent of our performance on the other factors. Each factor includes a minimum performance level that must be achieved before any shares are earned based on that factor. No shares are earned if the company performs below the threshold performance level of all three factors. Executives earn the target number of shares if the company performs at the designated target level of all three factors. The actual number of shares executives earn can be more or less than target level depending on the company's performance.

Restricted Stock Awards

Restricted stock awards are an incentive for executives to remain with our company and to work to enhance the value of the company's stock over time. Executives receive value from restricted stock awards only if they are still employed by the company when the awards vest. In early fiscal year 2018, the compensation committee granted restricted shares to one named executive officer, Mr. Sawyer, which vest in twenty-five percent (25%) installments on each of the first four anniversaries of the grant date.

Prior to vesting, executives have voting rights and receive dividends on the restricted shares at the same rate provided to other shareholders. Executives receive the shares when they vest, and the restriction on trading these shares is removed. The actual value executives realize on the shares reflects the stock price at the time the shares vest, multiplied by the number of shares that vest at that time.

Earnings and Payouts for Prior Equity Grants

All of our named executive officers earned payouts on the performance-based stock awards we made in fiscal year 2016 for the three-year performance period that ended with our fiscal 2018 year end. The following table shows how the company performed against the sales growth and operating margin goals for each of the three fiscal years, and the company's relative total shareholder return versus the goal for the full three-year period. For these purposes, we calculated operating margin without taking into account the impact of certain items that were not included in the target. These items include insurance recoveries resulting from the loss of one of our office facilities to a fire, improved operating margin due a change to pension accounting rules, and a portion of a legal settlement paid by the company. Following the end of the three-year performance period, we paid out earned shares, the number and value of which are shown in the Option Exercises and Stock Vested table on page 43.

Performance Period Fiscal 2016-2018 – Overall payout as a % of target: 92%

	Target Goals			Results			Payout as % of Target		
	Sales (in Billions)	Operating Margin	Relative TSR Over 3 Years	Sales (in Billions)	Operating Margin	Relative TSR Over 3 Years	Sales	Operating Margin	Relative TSR Over 3 Years
FY16	$1.525	7.74%	50th Percentile	$1.525	8.06%	43.69th Percentile	100.18%	130%	87%
FY17	$1.571	8.27%		$1.520	8.62%		66%	133%	
FY18	$1.650	8.80%		$1.584	8.17%		58%	0%	

The performance-based stock awards we made in fiscal year 2017 and fiscal year 2018 provide executives with the opportunity to earn a portion of the awards based on sales and operating margin targets established for each of the three years covered by the grant and against the total shareholder return goal over the three-year performance period. Goals and results are shown in the following tables.

Performance Period Fiscal 2017-2019

	Target Goals		Results		Payout as % of Target	
	Sales (in Billions)	Operating Margin	Sales (in Billions)	Operating Margin	Sales	Operating Margin
FY17	$1.600	8.58%	$1.520	8.62%	62%	107%
FY18	$1.675	8.88%	$1.584	8.17%	0%	0%

Performance Period Fiscal 2018-2020

	Target Goals		Results		Payout as % of Target	
	Sales (in Billions)	Operating Margin	Sales (in Billions)	Operating Margin	Sales	Operating Margin
FY18	$1.615	8.62%	$1.584	8.11%	84%	0%

These awards for the grants made in fiscal year 2017 and fiscal year 2018 have been earned contingent on the executive's remaining with the company through the end of the three-year performance period, when they will be paid. For information on the treatment of these awards at retirement, see Payments Made Upon Disability or Retirement on page 45.

Executive Compensation Program Changes for Fiscal 2019

For the fiscal year 2019 MIP awards, the compensation committee maintained net sales as a metric weighted at 50%, and replaced operating margin with operating profit as the performance metric for the other 50%, to better support our growth objectives. For the fiscal year 2019 long-term incentive awards, the committee maintained the same grant type mix of 50% stock options and 50% performance-based stock awards. The design of the performance-based stock awards is the same as for the fiscal year 2018 grants, except operating margin was replaced with operating cash flow as a performance metric, and our relative TSR will be measured against the companies in the S&P Small-Cap Consumer Durables/Apparel sub-index. No changes were made to the design or structure of the Performance Compensation Retirement Plan.

Other Executive Compensation Program Elements

Executive Management Stock Ownership Guidelines

The compensation committee annually monitors compliance by our executive management with stock ownership guidelines. We establish a minimum fixed number of shares of company stock that we expect each executive to own based on a multiple of the executive's annual base salary at the time we set the guideline. Executives are expected to achieve compliance with the initial guideline within five years. We reset the stock ownership requirement every three years and did so in June 2016 based on each executive's salary and a representative share price at the end of fiscal year 2016. The committee will reassess the share requirement again in 2019, and, subject to variation in our stock price, executives can expect their requirements to increase as their compensation increases. Current stock ownership guideline values and approximate share requirements for the named executive officers are as follows:

	Guideline Value (Multiple of Salary)	Share Requirement
CEO	5x	179,000
Other named executive officers	3x	42,000 – 52,000

In determining compliance with the guidelines, we include shares owned directly, shares held in a family trust or qualified retirement program, performance-based shares contingently earned in completed performance periods but not yet paid out, and restricted stock awards. As of April 28, 2018, Messrs. Darrow, Riccio, Collier, and Sawyer were in compliance with the guidelines. Mr. Edwards became an executive officer during fiscal year 2015 and has until May 1, 2020, to meet his required ownership level.

Retirement Benefits

We provide retirement benefit plans as an incentive for employees to remain with the company long-term and to assist with retirement planning. Our named executive officers are eligible to participate in the same retirement benefit programs that we offer to salaried employees at the corporate level, but employees who are eligible for the MIP, including our named executive officers, are not eligible to participate in the supplemental match that, beginning with fiscal year 2013, we have contributed to 401(k) accounts based on our operating income.

Our named executive officers are eligible to participate in our 401(k) plan to which the company may contribute. Company matching contributions to our 401(k) plan vary by operating unit and range from 0% to a maximum of 50% of the first 4% contributed by the employee.

Performance Compensation Retirement Plan

All of our executive officers and executive management employees participate in the La-Z-Boy Incorporated Performance Compensation Retirement Plan, as do certain other key management employees designated from time to time by our compensation committee. Pursuant to the plan, the compensation committee establishes company performance criteria and minimum threshold performance levels shortly after a fiscal year begins. If the company performs at or above the threshold level for the year, we issue credits to each plan participant's account, and those credits later convert to cash when a vested participant receives a distribution following separation from service. The credits represent a percentage of the base salary and bonus a participant earned during the fiscal year, and the percentages come from a sliding scale that produces a larger contribution for better performance. Contribution credits created in prior years increase each year based on an interest rate that corresponds to yields on 20-year AA corporate bonds. We will delete any contribution credits that we later determine resulted from financial errors or omissions. Participants are entitled to distributions from their accounts when their employment by the company ends (except where law requires a delay or a participant elects to delay distribution) as long as the participant is vested at that time. To be vested, a participant must be at least age 55 and the sum of the participant's age and credited years of vesting service must equal or exceed 65. If a participant is not vested when the participant separates from service, the participant forfeits all contribution credits in the participant's account. Accounts are generally distributed on a monthly basis over a period of 5, 10, or 20 years, as the participant elects or, if the participant does not make a valid election, over a 20-year period.

At its June 2017 meeting, the compensation committee set total operating income as the sole performance criterion for fiscal year 2018. Named executive officers received contribution credits based on operating income performance relative to threshold and target performance levels and individual percentage factors as follows:

Performance Level	Contribution Percentage Factor*
Target and Above	CEO: 35%
	Other named executive officers: 25%
Threshold	CEO: 17.5%
	Other named executive officers: 12.5%
Below Threshold	All named executive officers: 0%

* The contribution percentage increases proportionately for performance between threshold and target levels.

Actual operating income performance exceeded the threshold performance level but was below the target performance level. For purposes of determining the performance achievement, we calculated operating income without taking into account the impact of certain items that were not included in the target. These items include insurance recoveries resulting from the loss of one of our office facilities to a fire, improved operating income due a change to pension accounting rules, and a portion of a legal settlement paid by the company. As a result, Mr. Darrow and the other named executive officers received contributions of 23.40% and 16.71%, respectively, of the sum of their base salary and bonus earned for fiscal year 2018.

Fiscal 2018 Performance Compensation Retirement Plan Goals, Results, and Contribution Percentage

Performance Level	Operating Profit
Target	$138,098,650
Threshold	$123,428,872
Actual	$128,394,933
CEO Contribution	23.40%
Other Named Executive Officers Contribution	16.71%

Executive Deferred Compensation Plan

Our 2005 Executive Deferred Compensation Plan allows executives to defer pay they have earned. Participants may elect to defer up to 100% of their salaries and annual cash incentive awards made under the MIP. In addition, the company may contribute to this plan any company 401(k) match that cannot be credited to executives' accounts due to the Internal Revenue Code compensation limitations that apply to the tax-qualified retirement plans. Such limits may apply because the executive's contributions and the company's matching contributions were limited by either the annual contribution limit — $18,500 for 2018 — or the annual compensation limit — $275,000 for 2018. Named executive officers' salary and bonus deferrals are detailed in the Fiscal 2018 Non-Qualified Deferred Compensation table on page 44. Executives may not defer into this plan any 401(k) plan contributions they made that were returned to them following discrimination testing for highly compensated personnel.

Named Executive Officer Change-in-Control Agreements

We have change-in-control agreements with our named executive officers to ensure continuity of our leadership in the event the company's ownership changes. The agreements define a change in control as any event that must be reported in Item 6(e) of Schedule 14A of Regulation 14A issued under the Exchange Act that qualifies as a change of control event pursuant to Internal Revenue Code Section 409A. This generally occurs when a person, entity or group acquires ownership of 30% of a company's stock, increases its holding to more than 50% of the value or voting power of a company's stock, or acquires 40% or more of a company's assets, or if a majority of a company's board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the directors who were serving before the date of the appointment or election.

Our agreements provide that a named executive officer will receive severance in cash if we have a change in control and in the succeeding two years (or three years for our CEO), the executive's employment terminates under certain conditions. In that event, we would pay an executive other than our CEO two times the executive's base salary at the time of termination plus two times the average of the annual bonuses the executive received over the previous three years. We would pay our CEO three times his base salary and three times his average bonus. The executive is responsible for any excise tax, and the company does not pay any gross-up. We utilize a "best-net" approach where we reduce payments to the safe harbor limit to avoid excise tax only if doing so results in a greater after-tax benefit to the executive. During the period that we pay severance, we also continue to provide medical, dental, and life insurance benefits. Similar to this severance arrangement, our executives receive accelerated vesting in outstanding stock options or stock appreciation rights issued under our Omnibus Incentive Plan following a change in control only if their employment is terminated. Additional information regarding the change-in-control agreements and estimated termination payments to executives is presented on page 45.

Named Executive Officer Severance Plan

The severance plan for the named executive officers is designed to assist the company in attracting and retaining quality executive talent while providing the company some protection against competition and solicitation by former executives.

The severance plan requires the company to pay a named executive officer severance if the company discharges the executive other than "for cause" or if the executive leaves the company with "good reason." Following a qualifying termination of employment, the company would pay the CEO severance for 24 months and pay the other named executive officers severance for 12 months at the level of their base salary when their employment ended. Discharge "for cause" includes employee acts of fraud, reckless misconduct, substandard performance that is not corrected, and similar acts or failures to act. Resignation for "good reason" includes a resignation triggered by a reduction in the executive's pay unless similarly situated employees are similarly affected or a requirement that the executive relocate. Executives will receive medical and dental benefits during the time they receive severance. If a named executive officer's employment terminates following a change of control of the company, the executive receives benefits under the severance plan only to the extent they exceed benefits the executive receives pursuant to the executive's change-in-control agreement with the company. Information regarding the change-in-control agreements and estimated termination payments to executives is presented on page 45.

We established the severance periods of 24 and 12 months based on the market and peer company analysis. To receive severance, executives must comply with non-competition and non-solicitation covenants for the duration of the severance term. Executives are entitled to receive and retain only that portion of the severance pay that is in excess of compensation they receive from other employment during the severance period.

Other Considerations

Recoupment of Incentive Payments

In accordance with our policy, we will require a management employee to reimburse us for annual or long-term incentive payments we made to the employee, and we will eliminate any contribution credits we made for the employee under the Performance Compensation Retirement Plan, to the extent our board of directors determines that the employee engaged in misconduct that resulted in a material inaccuracy in our financial statements or the performance metrics we used to make incentive payments or awards, and the employee received a higher payment as a result of the inaccuracies. If we determine that any contribution credits we made to the Performance Compensation Retirement Plan were based on erroneous financial statements or other financial errors or misstatements, we will adjust all participant accounts to reflect contribution credits calculated based on complete and accurate financial information.

Executive Compensation Tables

Our named executive officers as of April 28, 2018, are as follows:

- Kurt L. Darrow (age 63), Chairman, President and Chief Executive Officer
- Louis M. Riccio Jr. (age 55), Senior Vice President and Chief Financial Officer
- J. Douglas Collier (age 51), Senior Vice President, Chief Commercial Officer, and President International
- Darrell D. Edwards (age 54), Senior Vice President and Chief Supply Chain Officer
- Otis S. Sawyer (age 60), Senior Vice President and President of La-Z-Boy Portfolio Brands

Summary Compensation Table

The Summary Compensation Table presents fiscal year 2016, 2017, and 2018 "total compensation" (see footnotes for the included pay elements) for the named executive officers. Fiscal 2016 and 2017 information for Mr. Sawyer is not provided because he was not a named executive officer in either of those years.

- Actual value realized in fiscal year 2018 for previously granted long-term incentives is presented in the Option Exercises and Stock Vested table on page 43.
- Target annual and long-term incentive opportunities for fiscal year 2018 are presented in the Grants of Plan-Based Awards table on page 41.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Kurt L. Darrow	2018	989,981	1,277,607	1,243,749	478,161	444,203	4,433,701
Chairman, President &	2017	960,315	1,229,729	1,206,250	940,148	635,707	4,972,149
Chief Executive Officer	2016	932,482	1,205,206	1,171,250	1,100,329	806,284	5,215,551
Louis M. Riccio Jr.	2018	472,824	304,937	296,875	148,940	122,276	1,345,852
Senior Vice President &	2017	459,825	294,371	288,751	306,933	174,942	1,524,822
Chief Financial Officer	2016	446,825	288,758	280,622	395,440	227,279	1,638,924
J. Douglas Collier	2018	470,824	304,937	296,875	148,310	119,620	1,340,566
Senior Vice President,	2017	444,325	229,372	224,998	237,270	155,338	1,291,303
Chief Commercial Officer &	2016	409,992	214,030	207,996	290,274	188,142	1,310,434
President, International							
Darrell D. Edwards	2018	466,658	304,937	296,875	146,997	118,107	1,333,574
Senior Vice President &	2017	420,325	216,638	212,502	224,454	181,778	1,255,697
Chief Supply Chain Officer	2016	393,326	204,246	198,500	278,475	212,318	1,286,865
Otis S. Sawyer	2018	431,538	373,303	217,499	108,748	93,113	1,224,201
Senior Vice President &							
President of La-Z-Boy							
Portfolio Brands							

(1) Reflects the value at target of the performance-based stock awards granted during fiscal 2016, 2017, and 2018. We valued the performance-based stock awards using the grant date fair value. In fiscal 2018, Mr. Sawyer also received a restricted share award. Maximum value of performance-based shares is shown below:

Name	2018	2017	2016
Kurt L. Darrow	$2,555,214	$2,459,458	$2,410,412
Louis M. Riccio Jr.	$ 609,874	$ 588,742	$ 577,516
J. Douglas Collier	$ 609,874	$ 458,744	$ 428,060
Darrell D. Edwards	$ 609,874	$ 433,276	$ 408,492
Otis S. Sawyer	$ 446,856	$	$

(2) Reflects the total grant date fair value of the stock option awards granted during the fiscal year. For additional information regarding the assumptions we used in valuing the awards, refer to the Stock-Based Compensation notes to the Consolidated Financial Statements found in Item 8 of Part II of our Forms 10-K (Note 15 for fiscal year 2016, Note 14 for fiscal year 2017, and Note 14 for fiscal year 2018).

(3) Consists of cash awards for the achievement of performance results for the respective year made under our management incentive program. Payments are made in the first quarter following completion of the fiscal year.

(4) All Other Compensation for fiscal year 2018 consists of the following:

- Company contributions to the 401(k) Plan and contributions or credits to the Executive Deferred Compensation and Performance Compensation Retirement Plans of the following amounts: Mr. Darrow $382,098, Mr. Riccio $119,492, Mr. Collier $117,302, Mr. Edwards $116,072, and Mr. Sawyer $90,282.

- Our incremental cost of $52,359 for Mr. Darrow's personal use of company aircraft, which is calculated by multiplying the aircraft's hourly variable operating cost by a trip's flight time. Variable operating costs consist of fuel, landing and parking fees, variable maintenance, variable pilot expenses for travel, and any special catering costs and other miscellaneous variable costs. On certain occasions, his spouse and other family members or guests accompanied Mr. Darrow on a flight. No additional incremental operating cost is incurred in such situations under the foregoing methodology. We did not pay Mr. Darrow any amounts in connection with taxes on income imputed to him for personal use of our aircraft.

- Company paid life insurance premiums and tax reimbursements related to company contributions to the deferred compensation plans (made in the prior year).

Grants of Plan-Based Awards

The following table provides details of all incentive plan-based awards granted to the named executive officers during fiscal year 2018. Specifically, the table presents the following fiscal 2018 incentive awards:

- Annual management incentive award (MIP) potential award range (see "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns). The actual awards are shown in the Summary Compensation Table (see page 39).
- Performance-based shares
- Stock options
- Restricted Shares

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payout Under Equity Incentive Plan Awards[2]						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares or Units[4] (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock & Option Awards[3] ($)
Kurt L. Darrow											
2018 Annual Incentive (MIP)		284,620	1,138,478	2,276,956							
Performance-Based Shares	6/19/2017				1,826	45,642	91,284				1,277,607
Non-Qualified Stock Options	6/19/2017								173,708	27.25	1,243,749
Louis M. Riccio Jr.											
2018 Annual Incentive (MIP)		88,655	354,618	709,236							
Performance-Based Shares	6/19/2017				436	10,894	21,788				304,937
Non-Qualified Stock Options	6/19/2017								41,463	27.25	296,875
J. Douglas Collier											
2018 Annual Incentive (MIP)		88,280	353,118	706,236							
Performance-Based Shares	6/19/2017				436	10,894	21,788				304,937
Non-Qualified Stock Options	6/19/2017								41,463	27.25	296,875
Darrell D. Edwards											
2018 Annual Incentive (MIP)		87,498	349,993	699,986							
Performance-Based Shares	6/19/2017				436	10,894	21,788				304,937
Non-Qualified Stock Options	6/19/2017								41,463	27.25	296,875
Otis S. Sawyer											
2018 Annual Incentive (MIP)		64,731	258,923	517,846							
Performance-Based Shares	6/19/2017				319	7,982	15,964				223,428
Non-Qualified Stock Options	6/19/2017								30,377	27.25	217,499
Restricted Shares	6/19/2017							5,500			149,875

(1) Actual awards could have been up to 200% of target for the MIP based on performance results.

(2) The "Threshold" estimated future payout shown reflects meeting the threshold for just the sales growth or operating margin goal in the third year of the performance cycle.

(3) The value of performance-based shares using the grant date fair value. The value of non-qualified stock options is the fair value ($7.16 per share) and will be expensed over the vesting period.

(4) The value of restricted shares is the grant date fair value ($27.25 per share) and will be expensed over the vesting period.

Outstanding Equity Awards at 2018 Fiscal Year-End

The following table presents all outstanding stock options/stock appreciation rights and unvested stock awards (performance-based shares and restricted shares) held by the named executive officers at the end of the fiscal year. Market values for the unvested stock awards are presented based on the closing price of the company's stock on April 27, 2018, of $29.30.

		Option/SAR Awards				Stock Awards			
Name	Grant Year	Number of Securities Underlying Unexercised Options/SARs Exercisable (#)	Number of Securities Underlying Unexercised Options/SARs Unexercisable (#)[1]	Option/ SAR Exercise Price ($)	Option/ SAR Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Kurt L. Darrow									
Performance-Based Shares						23,355	684,302	35,739	1,047,153
Stock Options	2018	—	173,708	27.25	6/19/2027				
	2017	37,742	113,228	25.99	6/20/2026				
	2016	60,436	60,436	26.69	6/15/2025				
	2015	81,639	27,213	23.63	6/16/2024				
	2014	94,580	—	19.06	6/17/2023				
	2013	123,829	—	11.97	7/11/2022				
Louis M. Riccio Jr.									
Performance-Based Shares						5,585	163,641	8,536	250,105
Stock Options	2018	—	41,463	27.25	6/19/2027				
	2017	—	27,105	25.99	6/20/2026				
	2016	—	14,480	26.69	6/15/2025				
	2015	—	6,520	23.63	6/16/2024				
J. Douglas Collier									
Performance-Based Shares						4,756	139,351	8,094	237,154
Stock Options	2018	—	41,463	27.25	6/19/2027				
	2017	7,040	21,120	25.99	6/20/2026				
	2016	10,732	10,733	26.69	6/15/2025				
	2015	4,545	4,547	23.63	6/16/2024				
Stock Appreciation Rights	2014	3,338	—	19.06	6/17/2023				
Darrell D. Edwards									
Performance-Based Shares						4,593	134,575	8,008	234,634
Stock Options	2018	—	41,463	27.25	6/19/2027				
	2017	6,649	19,947	25.99	6/20/2026				
	2016	10,242	10,243	26.69	6/15/2025				
	2015	13,455	4,488	23.63	6/16/2024				
	2012	14,820	—	9.35	7/13/2021				
	2011	3,893	—	7.75	7/14/2020				
Otis S. Sawyer									
Performance-Based Shares						4,040	118,372	6,226	182,422
Stock Options	2018	—	30,377	27.25	6/19/2027				
	2017	6,492	19,478	25.99	6/20/2026				
	2016	9,648	9,650	26.69	6/15/2025				
	2015	12,918	4,307	23.63	6/16/2024				
	2014	15,046	—	19.06	6/17/2023				
	2013	19,848	—	11.97	7/11/2022				
	2012	12,226	—	9.35	7/13/2021				
	2011	9,989	—	7.75	7/14/2020				
Restricted Shares						5,500	161,150		

(1) Unvested options will vest as follows:

Grant Year	Options Vesting Schedule
2018	Unvested options vest 25% on June 19, 2018, 25% on June 19, 2019, 25% on June 19, 2020, and 25% on June 19, 2021.
2017	1/3 of the unvested options vest on June 20, 2018, 1/3 on June 20, 2019, and 1/3 on June 20, 2020.
2016	50% of the unvested options vest on June 15, 2018, and 50% on June 15, 2019.
2015	Unvested options vest June 16, 2018.

(2) The earned but unvested performance-based shares will vest as follows:

	2018 Grant[a]	2017 Grant[b]	Total
Kurt L. Darrow	7,668	15,687	23,355
Louis M. Riccio Jr.	1,830	3,755	5,585
J. Douglas Collier	1,830	2,926	4,756
Darrell D. Edwards	1,830	2,763	4,593
Otis S. Sawyer	1,341	2,699	4,040

(a) Earned and unvested shares are shown and vest on April 25, 2020.

(b) Earned and unvested shares are shown and vest on April 27, 2019.

Unvested restricted shares vest 25% on June 19, 2018, 25% on June 19, 2019, 25% on June 19, 2020, and 25% on June 19, 2021.

(3) Unearned performance-based shares are shown assuming target performance for fiscal year 2018 and threshold performance for fiscal year 2017 for each goal.

	Performance-Based Shares		
Name	Fiscal Year 2018 Grant at Target[a]	Fiscal Year 2017 Grant at Threshold[b]	Total
Kurt L. Darrow	27,385	8,354	35,739
Louis M. Riccio Jr.	6,536	2,000	8,536
J. Douglas Collier	6,536	1,558	8,094
Darrell D. Edwards	6,536	1,472	8,008
Otis S. Sawyer	4,789	1,437	6,226

(a) Three-year performance period ends fiscal year 2020 (April 2020).

(b) Three-year performance period ends fiscal year 2019 (April 2019).

Option Exercises and Stock Vested

The following table provides details for each of the named executive officers regarding stock options or stock appreciation rights exercised and stock awards vested during fiscal year 2018.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Kurt L. Darrow	—	—	40,353	1,337,702
Louis M. Riccio Jr.	88,414	1,029,580	9,669	320,527
J. Douglas Collier	—	—	7,166	237,553
Darrell D. Edwards	19,197	291,800	6,839	226,713
Otis S. Sawyer	—	—	6,443	213,585

(1) Amounts reflect the difference between the exercise price of the stock option/stock appreciation right and the market price of La-Z-Boy's stock at the time of exercise.

(2) The dollar value of the vested performance-based shares is based on the closing price of the company's stock on the vesting date, June 18, 2018.

Non-Qualified Deferred Compensation Plans

As described in the Compensation Discussion and Analysis above, our named executive officers are eligible to receive contribution credits under our Performance Compensation Retirement Plan, and eligible to participate in our Executive Deferred Compensation Plan. The following table provides details for the named executive officers regarding the performance compensation retirement plan. Contributions are made in the first quarter following the completion of the fiscal year.

Fiscal 2018 – Non-Qualified Deferred Compensation Pursuant to Performance Compensation Retirement Plan

Name	Executive Contribution in FY 2018 ($)[1]	Registrant Contributions in FY 2018 ($)[2]	Aggregate Earnings in FY 2018 ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at FYE 2018 ($)[4]
Kurt L. Darrow	—	343,545	91,520	—	2,767,969
Louis M. Riccio Jr.	—	103,897	27,255	—	825,461
J. Douglas Collier	—	103,457	21,944	—	685,502
Darrell D. Edwards	—	102,542	20,956	—	658,299
Otis S. Sawyer	—	90,282	20,965	—	645,952

[1] n/a – no executive contributions

[2] Mr. Darrow and the other named executive officers received company contributions equal to 23.40% and 16.71%, respectively, of the sum of their base salary and bonus earned for fiscal 2018. Contributions are made in the first quarter following the completion of the fiscal year. These contributions are included in the Summary Compensation Table as part of All Other Compensation.

[3] Aggregate earnings are based on an interest rate that corresponds to yields on 20-year AA corporate bonds.

[4] Accrued balances reflect total company contributions for fiscal year 2018. Please refer to page 36 for a discussion of vesting and distribution criteria.

The following table provides details of the named executive officers' non-qualified deferred compensation accounts as of April 28, 2018. Company contribution amounts reflect contributions to the 401(k) plan that could not be made under the qualified plan due to IRS rules. Aggregate balances include deferred salary and MIP awards earned in prior years but voluntarily deferred by the officers. Additional discussion of our non-qualified deferred compensation program is presented below the table.

Fiscal 2018 Non-Qualified Deferred Compensation Pursuant to Executive Deferred Compensation Plan

Name	Executive Contribution in FY 2018 ($)[1]	Registrant Contributions in FY 2018 ($)[2]	Aggregate Earnings in FY 2018 ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at FYE 2018 ($)[4]
Kurt L. Darrow	—	33,003	279,303	—	3,113,584
Louis M. Riccio Jr.	—	11,321	101,809	—	1,057,827
J. Douglas Collier	15,833	8,595	29,731	—	884,026
Darrell D. Edwards	239,470	8,089	120,571	—	1,720,453
Otis S. Sawyer	—	—	866	—	335,232

[1] Elective deferrals of base salary and/or fiscal 2017 MIP awards paid in fiscal year 2018. Amounts included in Base Salary and Non-Equity Incentive Plan Compensation in the Summary Compensation Table on page 39 are: for Mr. Collier, Base Salary of $15,833; and for Mr. Edwards, Base Salary of $194,580 and Non-Equity Incentive Plan Compensation of $44,890.

[2] Company contributions to the Executive Deferred Compensation Plan to cover 401(k) contributions that could not be made under the qualified plans. Executive must elect to make sufficient 401(k) deferrals to be entitled to the maximum employer matching contribution under the 401(k) plan for the plan year. Amounts are included in All Other Compensation in the Summary Compensation Table.

[3] Earnings were not reported in the Summary Compensation Table because they were not above-market or preferential.

[4] The portions of the aggregate balance representing executive and company contributions made for prior years for each of the then named executive officers were reported in the appropriate columns of our Summary Compensation Tables for the respective years. Amounts shown are fully vested.

All of the executives' deferrals and any company match amounts are added to a recordkeeping account. The account is credited with earnings or losses, depending upon actual performance of the investment options (mutual funds and similar vehicles) the participant has chosen. These are the same investment options available to all other plan participants.

Payment of a participant's account balance is deferred until the date the participant designated when making the deferral election. Permissible distribution election changes require that the distribution be pushed out at least five years beyond the previously-scheduled payment commencement date and to be effective, changes must be made at least one year before the termination of employment. The deferral amounts are paid either in one lump sum or in annual installments for up to 15 years. Upon a participant's death, any remaining balance in the participant's account is paid to the participant's designated beneficiary.

Estimated Payments Upon Termination or Change in Control

This section presents the estimated incremental payments that would be made to the named executive officers upon termination of their employment. Estimated payouts are provided for the following termination events:

- Amounts payable upon termination, regardless of manner.
- Amounts potentially payable upon disability, retirement or death.
- Amounts potentially payable upon a change in control and a subsequent termination of employment.
- Amounts potentially payable upon involuntary termination without cause or termination by the named executive officer with "good reason" under the terms of the severance plan.

Payments Made Upon Termination

When an executive's employment terminates, the executive is entitled to receive amounts the executive earned while employed. These amounts, which are not included in the table below, consist of:

- Accrued salary and unused vacation.
- Amounts contributed and vested under retirement and non-qualified deferred compensation plans.

An executive receives no other payments except when the termination is due to the executive's disability, retirement, or death, change in control of the company, or involuntary termination without cause or termination by the named executive officer with "good reason." Payments upon disability, retirement, or death are based on plan provisions that apply to all participants in the pertinent plans. Payments made to named executive officers upon a termination of employment due to the executive's disability, retirement, or death, or change in control of the company are described below. Payments made upon involuntary termination without cause or termination by the named executive officer with "good reason" are described in Named Executive Officer Severance Plan on page 37-38. We have change-in-control agreements only with executive officers. The Table of Estimated Payments on page 47 details each type of payment.

Payments Made Upon Disability or Retirement

In the event of disability or retirement, the executive will receive the following incremental benefits:

- *Stock options*: Accelerated vesting of unvested options.
- *Performance-based shares*: The executive is eligible to receive a partial payout following the end of the three-year performance period based on the company's performance in any fiscal years that have been completed at the time the executive retires or becomes disabled.
- *Restricted Shares*: Restrictions lapse if an executive becomes disabled. An executive who retires forfeits any shares that are still restricted.
- *MIP awards*: Payment of a MIP award following conclusion of the fiscal year, determined by applying the bonus percentage the executive would have been entitled to based on the company's performance to the executive's actual earnings during the year. The MIP awards earned and paid for fiscal year 2018 performance, which are reported in the Summary Compensation Table on page 39, are not included in the table below.

Payments Made Upon Death

In the event of death, the executive's beneficiary will receive the following incremental benefits:

- *Stock options*: Accelerated vesting of unvested options.
- *Performance-based shares*: Unless the committee in its discretion determines otherwise, we will make a partial payout at the end of the performance period based on the company's performance in any fiscal years that had been completed at the time of the executive's death.
- *Restricted Shares*: All restrictions lapse.
- *MIP awards*: Payment of a MIP award following conclusion of the fiscal year, determined by applying the bonus percentage the executive would have been entitled to based on the company's performance to the executive's actual earnings during the year. The MIP awards earned and paid for fiscal year 2018 performance, which are reported in the Summary Compensation Table on page 39, are not included in the following table.

Additionally, the executive will receive benefits under disability or life insurance plans available generally to all salaried employees. These potential payments are not reflected in the table.

Change in Control

We have change-in-control agreements with our executive officers to ensure continued management in the event of an actual or threatened change in control of the company. The agreements provide that if a named executive officer's employment is terminated other than upon death, disability or for cause within two years (three years for the CEO) after a change in control, the executive will be entitled to the following:

- For executives other than our CEO, two times the executive's base salary at the time of termination plus two times the average of the annual bonuses the executive received over the previous three years. Our CEO would be entitled to three times his base salary and three times his average bonus.
- Continuation of medical and dental benefits and life insurance for three years for the CEO and two years for the other named executive officers.
- Reimbursement of certain legal fees and expenses incurred by the executive in enforcing the agreement.

The agreements automatically renew for an additional one-year period unless either the company or the executive gives the other at least 90 days' prior notice of non-extension. If a change in control occurs, the agreements automatically extend for 36 months.

The executive is responsible for any excise tax, and the company does not pay any gross-up. We utilize a "best-net" approach where we reduce payments to the safe harbor limit to avoid excise tax only if doing so results in a greater after-tax benefit to the executive.

Performance-based shares granted under our Omnibus Incentive Plan will be paid as if their terms were complete, based on the best financial information available about the company's performance as of the close of business on the day immediately before a change in control or "corporate transaction" (as defined in the plan). In determining the extent to which performance criteria have been satisfied, where the performance criteria are based on results that accumulate over the term of the award or over one year of the term, the performance requirement will be prorated in accordance with the portion of the term or year that was completed before the change in control or corporate transaction.

Executives receive accelerated vesting in outstanding stock options or restricted shares issued under our Omnibus Incentive Plan following a change in control only if their employment is terminated.

Table of Estimated Payments Upon Termination or Change in Control

In the following table, we estimate incremental payments (payable as the result of the specified termination event) that would have been payable to named executive officers in the event of change in control, disability, retirement, death, or involuntary termination under the terms of the severance plan. The value of equity awards is based on the closing price of $29.30 of the company's stock on April 27, 2018 (the last business day of the 2018 fiscal year). The amounts provided below are estimates of amounts that would have been payable. The actual amounts paid in future years, if any, will depend on the executive's pay, terms of separation, severance plan, and change-in-control agreement in place, and the company's stock price at the time of termination.

Name and Benefit	Change in Control $[1][8]	Retirement $[2][3][4]	Disability $[2][4][8]	Death $[2][5][8]	Involuntary Termination Other than for Cause or Resignation with Good Reason Under Severance Plan $
Kurt L. Darrow					
Base Salary (3 times annual salary)	2,985,000				
Annual Incentive (3 times average actual MIP amount paid in prior 3 years)	2,646,816				
Stock Options (accelerated vesting)	1,042,922	1,042,922	1,042,922	1,042,922	
Performance-Based Shares (accelerated vesting)	1,483,459	684,302	684,302	684,302	
Broad-Based Benefits[6]	18,022				10,589
Severance Payment					1,990,000
Total Incremental Pay[7]	8,176,219	1,727,224	1,727,224	1,727,224	2,000,589
Louis M. Riccio Jr.					
Base Salary (2 times annual salary)	950,000				
Annual Incentive (2 times average actual MIP amount paid in prior 3 years)	613,692				
Stock Options (accelerated vesting)	249,478	249,478	249,478	249,478	
Performance-Based Shares (accelerated vesting)	354,618	163,641	163,641	163,641	
Broad-Based Benefits[6]	22,635				10,977
Severance Payment					475,000
Total Incremental Pay[7]	2,190,423	413,119	413,119	413,119	485,977
J. Douglas Collier					
Base Salary (2 times annual salary)	950,000				
Annual Incentive (2 times average actual MIP amount paid in prior 3 years)	453,534				
Stock Options (accelerated vesting)	208,701		208,701	208,701	
Performance-Based Shares (accelerated vesting)	315,063		139,351	139,351	
Broad-Based Benefits[6]	20,846				10,084
Severance Payment					475,000
Total Incremental Pay[7]	1,948,144		348,052	348,052	485,084

Name and Benefit	Change in Control $[1][8]	Retirement $[2][3][4]	Disability $[2][4][8]	Death $[2][5][8]	Involuntary Termination Other than for Cause or Resignation with Good Reason Under Severance Plan $
Darrell D. Edwards					
Base Salary (2 times annual salary)	950,000				
Annual Incentive (2 times average actual MIP amount paid in prior 3 years)	435,784				
Stock Options (accelerated vesting)	203,205		203,205	203,205	
Performance-Based Shares (accelerated vesting)	307,328		134,575	134,575	
Broad-Based Benefits[6]	14,616				6,972
Severance Payment					475,000
Total Incremental Pay[7]	1,910,933		337,780	337,780	481,972
Otis S. Sawyer					
Base Salary (2 times annual salary)	870,000				
Annual Incentive (2 times average actual MIP amount paid in prior 3 years)	416,916				
Stock Options (accelerated vesting)	176,352	176,352	176,352	176,352	
Restricted Shares (accelerated vesting)[8]	161,150		161,150	161,150	
Performance-Based Shares (accelerated vesting)	257,283	118,372	118,372	118,372	
Broad-Based Benefits[6]	4,398				2,021
Severance Payment					435,000
Total Incremental Pay[7]	1,886,099	294,724	455,874	455,874	437,021

[1] Amounts shown for performance-based shares reflect their values as of April 27, 2018, as if the entire three-year performance period had been completed, computed based on the best financial performance information available at that time.

[2] Reflects value as of April 27, 2018, of all outstanding unvested stock options.

[3] Messrs. Collier and Edwards are not eligible for retirement, which requires that they be at least 55 years old and have at least 10 years of service with the company.

[4] Amounts shown for performance-based shares reflect their values as of April 27, 2018, based on targets for fiscal year 2017 and 2018 and actual performance against those targets. In its discretion, the compensation committee may reduce or eliminate payments that otherwise would be made under these awards upon disability or retirement.

[5] Amounts shown for performance-based shares reflect their values as of April 27, 2018, based on targets for fiscal year 2017 and 2018 and actual performance against those targets. In its discretion, the compensation committee may eliminate payments that otherwise would be made under these awards upon death.

[6] Change in Control: two years' (three years for CEO) continuation of medical, dental and life insurance coverage. Severance Plan: continuation of medical and dental insurance while the executive receives severance.

[7] Total incremental pay represents amounts received by the officer before the officer's payment of applicable excise and income taxes.

[8] Mr. Sawyer received a restricted share award in fiscal year 2018.

CEO Pay Ratio

For fiscal year 2018, our last completed fiscal year, the median annual total compensation of all our employees (other than our CEO) was $31,473 and the annual total compensation of our CEO was $4,433,701. Accordingly, the ratio of our CEO's annual total compensation to the median annual compensation of all other employees was estimated to be 141:1. We believe this ratio is a reasonable estimate calculated in a manner consistent with applicable SEC rules.

To identify, and to determine the annual total compensation of, the median employee, we used the following methodology and assumptions:

- We collected the compensation data of all of our employees globally, as of February 1, 2018, for the prior twelve-month period.
- We annualized compensation for employees who were hired between February 1, 2017 and January 31, 2018. The compensation in non-U.S. currencies was converted to U.S. dollars using exchange rates as of February 1, 2018.
- We used total compensation received as our consistently applied compensation measure, calculated as the sum of the following amounts: (i) base pay (including overtime for hourly employees), (ii) bonuses (including non-cash equivalents) and sales commissions and, (iii) with respect to employees on the Mexican payroll system, cash allowances.

After identifying the median employee, we calculated that individual's fiscal year 2018 annual total compensation using the same methodology we used in our Summary Compensation Table.

SECURITIES OWNERSHIP

Security Ownership of Directors and Named Executive Officers

The following table sets forth, as of July 6, 2018, the record date for the Annual Meeting, the beneficial ownership of our common stock reported to us by (i) each of our directors, all of whom are director nominees, (ii) each named executive officer, and (iii) all directors and named executive officers as a group.

Name	Amount of Beneficial Ownership[1][2][3]	Percent of Class	RSUs Settleable in Cash[4]
J. Douglas Collier	129,949	*	—
Kurt L. Darrow	1,310,146	2.74	—
Darrell D. Edwards	153,473	*	—
Sarah M. Gallagher	6,643	*	—
Edwin J. Holman	40,759	*	5,000
Janet E. Kerr	38,014	*	12,927
Michael T. Lawton	16,092	*	—
H. George Levy, MD	57,028	*	16,514
W. Alan McCollough	45,092	*	16,514
Lauren B. Peters	6,643	*	—
Dr. Nido R. Qubein	44,664	*	16,514
Louis M. Riccio Jr.	147,335	*	—
Otis S. Sawyer	211,334	*	—
All directors and executive officers as a group (13 persons)[4]	2,202,192	4.55	67,469

*   Less than 1%

[1] This column lists beneficial ownership as calculated under the SEC rules, including stock options, and RSUs that may be exercised or converted without the company's consent within 60 days of our record date of July 6, 2018.

[2] These amounts include RSUs for each non-employee director which vest and settle in shares when the director leaves the board.

[3] Includes 235,985 option shares and 23,355 performance based shares for Mr. Darrow; 49,518 option shares and 4,593 performance based shares for Mr. Edwards; 56,409 option shares and 5,585 performance based shares for Mr. Riccio, and 40,595 option shares and 4,040 performance based shares for Mr. Sawyer, which the named executive has the right to acquire beneficial ownership of were he to retire within sixty (60) days of July 6, 2018.

[4] These RSUs vest and settle in cash, at the fair market value determined at the settlement date, when the director leaves the board.

Security Ownership of Principal Stockholders

The following table provides information about persons that have reported that they beneficially own, or have voting power and/or dispositive power over, more than 5% of our common stock, as of July 6, 2018, the record date for the Annual Meeting.

Name and Address	Amount of Beneficial Ownership	Percent of Class
BlackRock, Inc. and subsidiaries 55 East 52nd Street New York, NY 10055[1]	6,075,719	12.93%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355[2]	4,531,055	9.64%
Wellington Management Group LLP 280 Congress Street Boston, MA 02210[3]	3,531,822	7.51%
Dimensional Fund Advisors LP Building One 6300 Bee Cave Road Austin, TX 78746[4]	3,048,950	6.49%

[1] Based on a Schedule 13G/A filed with the SEC after December 31, 2017, in which BlackRock, Inc. reported that, as of that date, it and its subsidiaries had sole voting power over 5,957,161 shares and sole dispositive power over 6,075,719 shares.

[2] Based on a Schedule 13G/A filed with the SEC after December 31, 2017, in which the Vanguard Group reported that, as of that date, it had sole voting power over 70,983 shares, shared voting power over 7,477 shares, sole dispositive power over 4,456,318 shares and shared dispositive power over 74,737 shares.

[3] Based on a Schedule 13G/A filed with the SEC after December 31, 2017, in which Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP reported that, as of that date, they had shared voting power over 1,909,581 shares and shared dispositive power over 3,531,822 shares.

[4] Based on a Schedule 13G filed with the SEC after December 31, 2017, in which Dimensional Fund Advisors LP reported that, as of that date, it had sole voting power over 2,890,293 shares and sole dispositive power over 3,048,950 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act and related regulations require our directors, certain of our officers, and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC and to provide copies of those reports to the company. Based solely on our review of copies of the reports filed by some of those persons and written representations from others that no reports were required, we believe that all Section 16(a) filing requirements applicable to our insiders with respect to our shares were complied with during fiscal year 2018, except for the following: due to a miscommunication, a statement of changes in beneficial ownership of securities on Form 4 for Mr. Riccio was not timely filed for his sale of 30,000 shares on February 22, 2018. The Form 4 for Mr. Riccio was filed on February 26, 2018.

OTHER INFORMATION

Notice of Internet Delivery

We are making our proxy materials available to our shareholders on the Internet. On July 16, 2018, we sent shareholders a one-page "Notice of Internet Availability of Proxy Materials," which included instructions on how to access our proxy materials. The materials, consisting of this proxy statement and our 2018 annual report, are available at www.proxyvote.com. The Notice of Internet Availability of Proxy Materials also provides instructions on how to vote shares. By making the materials available through the Internet, we expect to reduce our costs, conserve natural resources, and expedite delivery of the proxy materials. If, however, you prefer to receive paper copies of the proxy materials, please follow the instructions included on the Notice of Internet Availability of Proxy Materials. If you previously elected to receive our proxy materials electronically, you will continue to receive them by e-mail until you elect otherwise.

Voting

Voting. Only shareholders of record at the close of business on July 6, 2018, the record date for the Annual Meeting, will be eligible to vote. There is only one class of stock entitled to vote at the meeting, our common stock, $1.00 par value, of which there were 47,000,740 shares outstanding on the record date. A quorum, which is a majority of the outstanding shares, is needed to conduct a meeting. Each share is entitled to one vote for each director position and one vote for each issue; cumulative voting is not available. If you received a paper copy of the proxy materials, you may vote your shares by signing and dating each proxy card you received and returning the cards in the enclosed envelope. The proxies will be voted according to your directions on the proxy card. If you return a signed card without specifying your vote, your shares will be voted:

> **FOR** the election of each of the director nominees named in this proxy statement;

> **FOR** the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2019; and

> **FOR** the advisory resolution to approve the compensation of our named executive officers.

If you sign and return your proxy card, your shares will be voted on any other business that properly comes before the meeting as determined by the persons named in the proxy. We urge you to sign, date, and return your proxy card promptly, or vote by telephone or on the Internet (see below), even if you plan to attend the meeting in person. If you do attend in person, you will be able to vote your shares at the meeting even if you previously signed a proxy card or voted by telephone or on the Internet.

Telephone and Internet Voting. If your shares are held in your name, you can vote by telephone or on the Internet by following the instructions on the proxy card or as explained in the Notice of Internet Availability of Proxy Materials. If you are a beneficial holder with your shares held in the name of your broker, bank, or other financial institution, you will receive telephone or Internet voting instructions from your institution.

Shares Held by Broker. If you hold your shares through a broker, bank, or other financial institution, you will receive your proxy materials and voting instructions from the institution. Under New York Stock Exchange rules, your broker, bank, or financial institution will not vote your shares in director elections without your specific instructions. To ensure your vote is counted, you must provide directions to your broker, bank, or financial institution by following its instructions.

Changing Your Vote. You may change your vote by submitting a new vote by proxy, telephone, Internet, or in person at the meeting. A later vote will cancel an earlier vote. For example, if you vote by Internet and later vote by telephone, the telephone vote will count, and the Internet vote will be canceled. If you wish to change your vote by mail, you should request a new proxy card from our corporate secretary at One La-Z-Boy Drive, Monroe, Michigan, 48162. Your last vote received before the meeting will be the only one counted. You may also change your vote by voting in person at the meeting. In that event, your vote at the meeting will count and cancel any previous vote.

Vote Required. Under applicable Michigan law, directors are elected by plurality vote. Provided there is a quorum at the meeting, the nominees who receive the highest through the ninth highest numbers of votes will be elected, regardless of the number of votes cast. So long as each candidate receives at least one vote, withheld votes and broker non-votes have no effect on the election results. However, our Corporate Governance Guidelines require that any director who fails to receive a majority of the votes cast in a non-contested election must submit his or her resignation to the board following certification of the vote. Within 90 days following certification of the vote, the board, excluding the director in question, will decide whether to accept such offered resignation and the company will promptly publicly disclose the board's decision. For purposes of this provision of our Corporate Governance Guidelines, only votes FOR or WITHHELD from a given candidate will be counted as votes cast. Broker non-votes will not count.

Ratification of the selection of our independent registered public accounting firm requires a majority of votes cast on the proposal. Abstentions and broker non-votes have no effect as they are considered as votes not cast.

To pass, the advisory resolution to approve the compensation of our named executive officers must receive a majority of the votes cast on the proposal. Abstentions and broker non-votes have no effect as they are considered votes not cast.

Number of Copies Sent to Household. If there are two or more shareholders at your address, we have sent your household only one copy of our 2018 annual report and proxy statement unless you previously withheld your consent to "householding" or you instruct us otherwise. Householding saves us the expense of mailing duplicate documents and conserves natural resources. We will promptly deliver a separate copy of this proxy statement and the accompanying annual report to any shareholder at a shared address to which a single copy of these documents has been delivered upon our receipt of written or oral request from the shareholder directed to our address shown below or to us at 734-242-1444. You may, at any time, revoke your consent to householding by contacting Broadridge Financial Solutions, Inc., either by calling toll-free 866-540-7095, or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you revoke your consent, you will be removed from the householding program within 30 days of receipt of your revocation, and each shareholder at your address will then begin receiving individual copies.

Incorporation by Reference

The Audit Committee Report on page 22 and the Compensation Committee Report on page 24 are not deemed filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings made by La-Z-Boy under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate such information by reference. In addition, this proxy statement includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this proxy statement.

Additional Information

This proxy statement and our Annual Report on Form 10-K for the fiscal year ended April 28, 2018, and all of our other filings with the SEC, may be accessed via the Investor Relations page on our website at http://investors.la-z-boy.com or through the SEC's website at www.sec.gov. Our Annual Report on Form 10-K for the fiscal year ended April 28, 2018, and this proxy statement are also available upon a shareholder's written request to Investor Relations, La-Z-Boy Incorporated, One La-Z-Boy Drive, Monroe, Michigan 48162.

Costs of Proxy Solicitation

We will pay the expense of soliciting proxies pursuant to this proxy statement.

Shareholder Proposals and Nominations for the 2019 Annual Meeting

Pursuant to the rules of the SEC, if a shareholder wishes to submit a proposal for possible inclusion in La-Z-Boy Incorporated's 2019 proxy statement pursuant to Rule 14a-8 under Exchange Act, we must receive it on or before March 19, 2019.

Our bylaws provide that a shareholder may nominate a candidate for election as a director at an annual meeting of shareholders, or propose business for consideration at such meeting outside of Rule 14a-8, only by written notice containing the information required by the bylaws delivered to the Secretary at our principal executive offices not later than the 90th day, and not earlier than the 120th day, prior to the first anniversary of the preceding year's annual meeting. Accordingly, a shareholder nomination or proposal intended to be considered at the 2019 annual meeting must be received by the Secretary on or after April 30, 2019, and no later than May 30, 2019. Proxies for next year's annual meeting may confer discretionary authority to vote on any shareholder proposal for which we do not receive a timely notice.

All proposals must be in writing and should be mailed to La-Z-Boy Incorporated, to the attention of the corporate secretary, at our principal executive office: One La-Z-Boy Drive, Monroe, MI 48162. A copy of the bylaws may be obtained by written request to the same address.

BY ORDER OF THE BOARD OF DIRECTORS

R. Rand Tucker
Vice President, General Counsel and Secretary

Monroe, Michigan
July 13, 2018



2018 ANNUAL MEETING

When:

August 28, 2018, at 8:00 a.m. (local time)

Proposals to Be Voted On:

Board Recommendation:

1. Election of Nine Directors: **VOTE "FOR" EACH**
   - Kurt L. Darrow
   - Sarah M. Gallagher
   - Edwin J. Holman
   - Janet E. Kerr
   - Michael T. Lawton
   - H. George Levy, M.D.
   - W. Alan McCollough
   - Lauren B. Peters
   - Dr. Nido R. Qubein

2. Ratification of PricewaterhouseCoopers LLP as our Independent Registered   **VOTE "FOR"**
   Public Accounting Firm for Fiscal Year 2019

3. Advisory Resolution to Approve the Compensation of our Named   **VOTE "FOR"**
   Executive Officers

Vote:


Online
www.proxyvote.com


By Phone
1-800-690-6903


By Mail
Completing, dating, signing and returning your proxy card


In Person
With proof of ownership and a valid photo ID

Where:

Wright Room, Westin Detroit Metropolitan Airport, Romulus, Michigan

